





2002annualreport

Elder-Beerman

A Defined Niche

Elder-Beerman continues to own and define our niche in smaller to midsize markets as a department store retailer offering a fine selection of family fashion apparel, accessories and shoes including premier brands, along with women's intimate apparel, better cosmetics and fine fragrances. For the home, we carry linens, cookware, china, gifts and furniture, all with an emphasis on style, quality and value.



about



2002

Elder-Beerman operates where being local matters. We locate our stores in malls, strip-centers and freestanding buildings in smaller to midsize markets where we can be the number one market share department store. Perceived as a home-town merchant, we are as resourceful as a national chain, a strength that makes us unique. Elder-Beerman operates 66 department stores and two furniture galleries across eight states. Stores range in size from 40,000 to 217,000 square feet. By knowing our customers and staying close to our communities, we strive to be the number one destination department store in our target markets for our target customers.

Our Mission

To be successful, we will remain enthusiastically and meticulously focused on three core competencies:

- Quality, value and selection in our merchandise offerings
- Convenient, attractive store locations
- Friendly capable service

By executing our objectives, we will create value for our shareholders, customers, associates and the communities we serve.

2002



Total revenues were $670.6 million compared to $673.5 million in 2001, a decrease of 0.4%. Net sales for 2002 were $639.8 million compared to $643.1 million in 2001, a 0.5% decrease. Comparable store sales decreased 2.4%.

Income before the cumulative effect of changes in accounting principles was $0.9 million or $0.08 per diluted share for the 2002 fiscal year ended February 1, 2003 compared to a loss of $0.9 million or $0.08 per diluted share for the 2001 fiscal year. The net loss including the cumulative effect of changes in accounting principles for fiscal year 2002 was $14.2 million or $1.24 per diluted share. At fiscal year ended February 1, 2003, Elder-Beerman operated 68 stores.

financial highlights

Fiscal Year (Dollars in Thousands)	2002	2001	2000
Total Revenues	$670,618	$673,516	$687,630
Earnings (Loss) before Discontinued Operations and Cumulative Effect of Changes in Accounting Principles	$945	($920)	($6,824)
Total Assets	$411,048	$451,062	$455,317
Long Term Obligations	$115,127	$148,489	$165,632

Fellow Shareholders,

Elder-Beerman made significant progress in 2002 despite an uncertain national economy, lagging consumer confidence and a difficult retail climate. Through our strategic vision, merchandising innovations, productivity gains, expense controls, and the hard work of every associate in this organization, we have made Elder-Beerman a stronger company financially. We are well positioned to increase enterprise value and shareholders returns.

Financial Progress in a Challenging Environment

We reported a profit of $0.08 per diluted share before the cumulative effect of changes in accounting principles, compared to a loss of $0.08 per diluted share last year. Net gains in productivity, along with other expense initiatives, helped us to reduce SG&A for the year by $6.0 million to 27.4% of sales, an 80 basis point improvement over 2001.

We increased the productivity of our inventories lowering overall inventory levels and improving merchandise presentation and assortments. In 2002, year-end inventory levels were 8.6% lower than 2001. Retail inventory turnover increased 16% to 2.2 times. Inventory freshness (i.e., goods received in the past 90 days) improved by 11% over 2001. In-stock on basic merchandise improved to 93% from 89% in 2001.

We upgraded our real estate portfolio in 2002. We opened our 10th new format store in Coldwater, Michigan and closed an underperforming store in downtown Dayton, Ohio.

Our proprietary charge card program provided opportunities to strengthen relationships with our customers while generating revenue and profits. During 2002, despite the lowest level of consumer finance rates in recent history, we grew finance revenues by 1.1% to $27.6 million. Credit penetration increased over 300 basis points to 46.5% of sales from 43.1% in 2001. Our Customer Relationship Marketing tool (CRM) gave us a more targeted marketing approach to appeal to our charge card customers' individual needs.



2002 made us a

In a fast-moving industry like ours, the ability to react to business trends is essential. Our management of expenses and working capital, most notably inventory management, and disciplined capital spending provided free cash flow to reduce long term debt by $33.4 million. Year-end revolver borrowings were the lowest in three years at $6.0 million, reduced from $36.7 million last year.

Our efforts in 2002 made Elder-Beerman a stronger company financially. This strength gives us the ability to react quickly to the challenges of the marketplace in 2003 while we continue to solidify our niche in that marketplace.

Looking Ahead

The past few years have shown nearly every company, and certainly ours, that while there may be circumstances and events outside of our control, we *can* control how we manage our business. At Elder-Beerman we will focus on two main initiatives in 2003 to improve profitability: top-line sales growth and return on sales.

To generate sales growth, we will focus on offering more updated assortments, such as our "Attitudes" women's apparel classification. This gives our current target customer more of a reason to update her wardrobe and at the same time attracts a new customer to Elder-Beerman.

We will continue to develop focused and deep assortments and a streamlined vendor structure to be more meaningful to our customers. We want our customers to know what we stand for when they walk in the door. We want them to find thestyles, colors and sizes they want at an excellent value.

We will further increase merchandise turnover. Our customer is a frequent shopper and we need to show her fresh merchandise every time she enters our store.

We will continue our key item and Smart Buy programs. "Key items" are highly desirable to the customer. They are supported by strong visual displays in the stores and we promote key items heavily in our advertising. "Smart Buys" are selected high-profile items at competitive, everyday low prices, an alternative to our high/low promotional strategy.

To optimize selling square feet in our larger stores we are looking at adding new businesses. As an example, we have added mattress departments to several stores, a high gross margin business with minimal inventory requirements.

Advertising is an essential tool for us. We will maintain our cost effective advertising expense at the same expense rate as 2002. Ours is a competitive business and we must continue to deliver a strong, consistent marketing message to our customers.

To improve the return on sales, we will continue to focus on expense control. It has become part of our culture and key to our long range profit goals. Today's competitive environment will always put some pressure on gross margins. Expense control will keep profits in line.

We will maintain our focus on fresher and lower inventories that turn faster. This should positively impact gross margin, improve cash flow and allow us to keep our debt low, so that we can react to business trends as they develop. We will continue to spend capital strategically and only where it can improve sales or profits.

In 2003, we continue to improve our real estate portfolio. In April 2003, we opened our 11th new format store in DeKalb, Illinois. At the end of April 2003, we closed a suburban Cincinnati store that did not fit into our strategy of smaller to mid-sized market where we can be the number 1 or 2 market share department store. We have announced the Fall season opening of the Muscatine store, our 12th new format store and our first store in Iowa. The new format stores as a group have better productivity per selling square foot than our larger mature stores.

I recently celebrated my first anniversary with Elder-Beerman. It was a satisfying year both personally and professionally. The energy and teamwork of our associates made 2002 successful. Their dedication and commitment will allow us to continue to improve performance in 2003. I am pleased to be a part of this team as we improve Elder-Beerman. I am excited and pleased with Elder-Beerman's results to date and look forward to another year of progress.

To the associates of Elder-Beerman with whom I work every day, the thousands of customers who shop in our stores, the communities where we live and work and to you, our shareholders, I extend my thanks for your support.

company financially

Sincerely,



Byron L. Bergren
President and Chief Executive Officer

In 2002, we got attitude, and the early results are exciting. "Attitudes," a younger, more contemporary fashion business, tested last fall and rolled out this spring to all our stores. It targets the customer who spends more money on women's apparel than any other market segment: women between the ages of 35 and 55. They make up about one-third of the population, but control approximately 50% of consumers pending. In Elder-Beerman's markets, this demographic group is even larger.

we've got a attitude


attitudes



home
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attitudes

With a household income of $50,000+, our educated, working, technically savvy target customer:

- thinks 10 years younger than she is and wants to look that way.
- stays physically active, knows she looks good, is comfortable with who she is and wants to have fun.
- enjoys shopping, but her busy lifestyle demands convenience and efficiency.

We want Elder-Beerman to be her first-choice shopping destination. To that end, we'll continue to devote our energy and imagination to create a store environment that focuses on attributes that matter to our target customer: fashion, selection, convenience, price/value and service.

But if we have attitude, so does our target customer. She demands something new and different every time she enters our doors. To generate excitement, we'll build on the strength of our premier cosmetic lines, and in Fall of 2003, we will introduce a new private label apparel program. Our private label women's apparel line will roll out in Fall 2003, and provide an organized, updated and value-oriented solution to her working wardrobe and casual wear needs.

In 2003, we will aggressively brand and promote "Attitudes" in our marketing campaigns and highlight the business in our stores.

a



New Store, New Territory

On April 9, 2003, Elder-Beerman celebrated the grand opening of a new format store in DeKalb, Illinois—our 11th new format store since the first two opened in 1999. The new format stores, tailored to fit the needs of the market, have proved to be more productive. Like its predecessors, DeKalb makes use of new visual presentation techniques and navigation improvements such as wider aisles for shopping carts and strollers and a circular "race track" layout that gives the customer a panoramic view of the entire store and provides the attractive, convenient shopping environment our busy customer demands.

The DeKalb store incorporates all our best practices as we continue to tweak and perfect new innovations. We are expanding operations into a ninth state when our Muscatine, Iowa, department store opens in the 2003 Fall season. With a smaller footprint of 44,000 square feet, we will continue to reinvent the department store model to provide an innovative shopping environment that is attractive, convenient and tailored to the demands of the market.





Speed and agility enhance profitability

One of Elder-Beerman's great strengths is our ability to leverage infrastructure to realize gains in productivity, provide service benefits to our customers and serve as a platform for growth. Our strategies for marketing, merchandising, supply chain management, customer service and credit operations are all executed through the wise use of technology. *We use enterprise-wide online* transaction processing to eliminate paperwork, improve accuracy and speed the flow of information to our decision makers.

Buyers and merchandise planners get immediate feedback on sales and promotions from our proprietary point-of-sale system. Armed with this feedback, they react speedily to sales trends.

In 2002, we increased productivity at our distribution center by 30% over 2001 by continuing to embrace Electronic Data Interchange (EDI) with our vendors, along with floor-ready merchandise shipping standards, and an effective vendor management program.

We further increased productivity by upgrading our scanning sorter system, which automatically reads cartons as they arrive at the distribution center, updates the purchase order management system, directs the cartons to their appropriate stores, and creates a workload manifest so store managers can schedule merchandise receipts. Our merchandise is moving to the *selling floor faster and at lower cost.*

This upgraded and thoughtful use of technology has given us a great foundation: We can react quickly to sales trends and put the right merchandise in the store, we can know when our customers will be in the store based on historical data and sales projections and we can match sales associate hours to customer demand as determined by our automated and integrated time/attendance/scheduling system. We drive productivity gains, service gains and *growth all across the board.*

a growing




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and profitability


Elder-Beerman
PREFERRED CUSTOMER


CHAIRMAN'S
PREFERRED CUSTOMER
Elder-Beerman


PREFERRED CUSTOMER
Elder-Beerman


CHAIRMAN'S

Elder-Beerman

Emphasis on gifts

We continue to focus our creative energy on protecting our niche as *the* gift store. We inspire our shoppers by emphasizing merchandise geared to gift-giving holidays and events, such as weddings. A trained bridal consultant in every store registers brides and grooms in Elder-Beerman's Wedding & Gift Registry, handily accessible at our web site.

Gift Cards

In 2002, we replaced traditional gift certificates with our gift card, with the intent to improve customer loyalty and boost future sales. We are pleased with how rapidly our customers have accepted this new format. Our gift card business grew more than 4% in 2002 over the previous year's gift certificate program. Available in any denomination from $5 to $1000, our new gifts cards significantly reduce the transaction time for redemption, a convenience for customer and store alike.

Charge card gains ground

In 2002, Elder-Beerman's proprietary charge card business grew by $20 million as penetration rates increased to 46.5% of net sales from 43.1% in 2001. Thanks to promotions via direct marketing, in-store credit sales, deferred billing on select promotions and loyalty reward programs–as well as the active partnership of our store associates –we opened nearly 300,000 new accounts in 2002. Our active accounts, purchasers during the past 12 months, grew by 2.8% over 2001 to over 900,000 at year-end.

Playing a vital supporting role in the success of our charge card business was our instant credit processing. We now process instant credits for new charge customers online at point-of-sale with an approval response rate of 15 to 20 seconds, a major time-saver for both customer and sales associate.

In addition to its stable revenue stream and profitability, the Elder-Beerman charge card deepens our identity and provides a way to form an alliance with the customer. We reward frequent card users through our tiered Preferred program, which offers special privileges and promotions to those who spend at certain levels during the year.

Through our proprietary point-of-sale system, we can track charge purchases and gather a high level of customer information. By modeling shopping patterns, we can segment information by market and use it to develop marketing and merchandising programs tailored to each segment.

expanding our

Apparel is the gateway to our target customer. We are expanding Elder-Beerman's private label program. A new brand will roll out to the stores in the Fall of 2003. This sportswear line for misses, petites, women and men will answer our target customers' working and casual wear needs.

Developed in close cooperation with a key supplier, the label gives us the ability to respond quickly to fashion trends and deliver quality merchandise at competitive prices. It offers updated and easily coordinated classic looks, consistent in quality and value. Focused assortments will make it easy for our customers to find the sizes, styles and colors they want at a great value. We are planning to grow our private label into other businesses, such as home. Elder-Beerman will strive to make our private label a primary brand and a household name in our markets.



corporate


Mickey's
Birthday Surprise



Elder-Beerman has long believed in supporting the communities where we do business and we continue to support our schools, nonprofit organizations and hospitalized children.

Twice a year, we sponsor Community Day to help raise money for local school and nonprofit organizations. In 2002, more than 1,800 organizations participated in this event. In addition, our Education Bonus Plan raises money for local schools through the purchase of Elder-Beerman Gift Cards.

Each new store opening gives us the opportunity to sponsor a special fundraising event to benefit a nonprofit group chosen by the community. For special holidays, we sell promotional merchandise to purchase Beerman Bears, plush toys that give cuddly comfort to children in local hospitals.

And in 2002, we sponsored fundraising events for United Way, the American Red Cross, the American Heart Association, the Artemis Center for Domestic Violence and the Community Blood Center.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 01, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from to

Commission File Number: 0-02788

THE ELDER-BEERMAN STORES CORP.

(Exact name of registrant as specified in its charter)

Ohio	31-0271980
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3155 El-Bee Road, Dayton, Ohio 45439
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (937) 296-2700

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
(Title of class)

Share Purchase Rights
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant based on the closing sale price of such stock on NASDAQ on the last business day of the registrant's most recently completed second fiscal quarter (i.e. August 3, 2002) ($2.80 per share): $31,604,835.*

The number of shares of Common Stock outstanding on April 7, 2003, was 11,581,064.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

Documents Incorporated by Reference

Part III of this Form 10-K incorporates by reference certain information from the Registrant's proxy statement relating to its Annual Meeting of Shareholders to be held on June 5, 2003 (the "2003 Proxy Statement").

* Calculated by excluding all shares that may be deemed to be beneficially owned by executive officers and directors of the registrant, without conceding that all such persons are "affiliates" of the registrant for purposes of the federal securities laws.



TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	1
	Merchandising	2
	Pricing	2
	Purchasing and Distribution	2
	Information Systems	3
	Marketing	3
	Credit Card Program	3
	Customer Service	4
	Seasonality	4
	Competition	4
	Associates	4
	Available Information	4
Item 2.	Properties	5
Item 3.	Legal Proceedings	7
Item 4.	Submission of Matters to a Vote of Security Holders	7
	Executive Officers of the Registrant	7
	PART II	
Item 5.	Market for Registrant's Common Equity and Related Shareholder Matters	8
Item 6.	Selected Financial Data	8
Item 7.	Management's Discussions and Analysis of Financial Condition and Results of Operations	10
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	16
Item 8.	Financial Statements and Supplementary Data	16
	Independent Auditors' Report	17
	Consolidated Statements of Operations	18
	Consolidated Balance Sheets	19
	Consolidated Statements of Shareholders' Equity	20
	Consolidated Statements of Cash Flows	21
	Notes to Consolidated Financial Statements	22
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	41
	PART III	
Item 10.	Directors and Executive Officers of the Registrant	41
Item 11.	Executive Compensation	41
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	41
Item 13.	Certain Relationships and Related Transactions	42
Item 14.	Disclosure Controls and Procedures	42

Page

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K 43
SIGNATURES 44
CERTIFICATIONS 46
INDEX TO EXHIBITS 48

PART I

This Annual Report on Form 10-K contains "forward-looking statements," including predictions of future operating performance, events or developments such as our future sales, gross margins, profits, expenses, income and earnings per share. In addition, words such as "expects," "anticipates," "intends," "plans," "believes," "hopes," and "estimates," and variations of such words and similar expressions, are intended to identify forward-looking statements. Because forward-looking statements are based on a number of beliefs, estimates and assumptions by management that could ultimately prove inaccurate, there is no assurance that forward-looking statements will prove to be accurate. Many factors could materially affect our actual future operations and results. Factors that could materially affect performance include the following: increasing price and product competition; fluctuations in consumer demand and confidence, especially in light of current uncertain general economic conditions; the availability and mix of inventory; fluctuations in costs and expenses; consumer response to the Company's merchandising strategies, advertising, marketing and promotional programs; the effectiveness of management; the timing and effectiveness of new store openings, particularly its new stores opened in the last two years; weather conditions that affect consumer traffic in stores; the continued availability and terms of bank and lease financing and trade credit; the outcome of pending and future litigation; consumer debt levels; the impact of any new consumer bankruptcy laws; inflation and interest rates and the condition of the capital markets. National security threats and war with Iraq could magnify some of these factors. *Elder-Beerman undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.*

Item 1. *Business*

The Elder-Beerman Stores Corp. ("Elder-Beerman" or the "Company," except where the context otherwise requires, references to the "Company" refer to Elder-Beerman and its subsidiaries, as described below) has been operating department stores since 1847. Elder-Beerman operates department stores that sell a wide range of moderate to better branded merchandise, including women's, men's and children's apparel and accessories, cosmetics, home furnishings, and other consumer goods. In addition, the Company operates a credit card program through its wholly-owned subsidiary, The El-Bee Chargit Corp. ("Chargit"). See Note O to the Consolidated Financial Statements for financial information about the business segments. As of fiscal year end 2002, Elder-Beerman operated 66 department stores and two furniture stores, principally in smaller to midsize Midwestern markets in Ohio, West Virginia, Indiana, Illinois, Michigan, Wisconsin, Kentucky and Pennsylvania. See "Properties."

The Company's historical competitive advantage is its niche in smaller cities. In many of these cities, there is only one shopping mall or major shopping center, and the Company is a main department store anchor along with J.C. Penney, Sears, or a discount retailer such as Kohl's, Target or Wal-Mart. The Company seeks to differentiate itself from its competitors through customer service and convenience by offering fashion-oriented merchandise with name brand vendors (e.g., cosmetics lines such as Estee Lauder, Clinique, Lancome and Elizabeth Arden; and clothing lines such as Liz Claiborne, Tommy Hilfiger, Sag Harbor, Alfred Dunner, Leslie Fay, Chaps by Ralph Lauren and Izod; and home store lines such as T-Fal, Wamsutta, Pfaltzgraf and Atlantic). The larger metropolitan department stores have tended to bypass smaller midwestern cities, leaving Elder-Beerman as the dominant department store in many of its smaller markets.

The Company's long-term business plan is designed to accomplish its strategy by (a) focusing on its strengths as the major retailer in its smaller markets; (b) competing with traditional department store competitors through emphasis on timely product assortments offering fashion and value, competitive pricing and promotions, and customer service; (c) competing with moderate priced department stores and discounters through merchandise advantages in branded areas and competitive pricing and promotions in appropriate markets and product areas; and (d) focusing price/product competition in key basic merchandising areas.

Merchandising

The Company carries a broad assortment of goods to provide the fashion, selection and value found in leading department stores that feature branded merchandise. Although all stores stock similar core assortments, specific types of goods are distributed to stores based on the particular characteristics of the local market. In addition, through continued efforts to develop better processes and stronger partnerships with its most significant vendors, the Company uses technology and focused merchandising and distribution processes to reduce logistics costs and increase the speed in moving merchandise from the vendor to the selling floor.

During the past fiscal year, the top 25 vendors by dollar volume accounted for approximately 31% of net purchases. Management believes it has good relationships with its suppliers. No vendor accounted for more than 5% of the Company's purchases. The Company believes that alternative sources of supply are available for each category of merchandise it purchases, including private label products.

Certain departments in Elder-Beerman's department stores are leased to independent third parties. These leased departments, which include the fine jewelry, beauty salon, and maternity departments, provide high quality service and merchandise where specialization and expertise are critical and the Company's direct participation in the business is not economically justifiable. Management regularly evaluates the performance of the leased departments and requires compliance with established customer service guidelines.

For the 52 weeks ended February 1, 2003 ("Fiscal 2002"), the 52 weeks ended February 2, 2002 ("Fiscal 2001"), and the 53 weeks ended February 3, 2001 ("Fiscal 2000"), the Company's percentages of net sales by major merchandise category were as follows:

THE ELDER-BEERMAN STORES CORP.
Retail Sales by Department

Merchandise Category	2002 %	2001 %	2000 %
Women's Ready to Wear & Intimate	32.5%	32.9%	32.5%
Accessories, Shoes & Cosmetics	25.2%	24.2%	23.6%
Men's & Children's	20.8%	22.1%	23.1%
Home Store	21.5%	20.8%	20.8%
TOTAL RETAIL	100.0%	100.0%	100.0%

Pricing

All pricing decisions are made at the Company's corporate headquarters. The Company's pricing strategy is designed to provide superior quality and value by offering competitive prices in all of its businesses. The Company's management information systems provide timely sales and gross margin reports that identify sales and gross margins by item and by store and provide management with the information and flexibility to adjust prices and inventory levels as necessary.

Purchasing and Distribution

Merchandise is generally shipped from vendors, through three consolidation points, to the Company's 300,000 square foot Distribution Center in Fairborn, Ohio. More than 90% of all receipts that flow through the Distribution Center are loaded into trailers for store distribution by the Distribution Center staff. In addition, nearly 100% of the merchandise is shipped prepackaged and ticketed for immediate placement on the selling floor. Merchandise for individual stores is typically processed through the Distribution Center within 48 hours of its receipt at the Distribution Center.

Deliveries are made from the Distribution Center to each store one to seven times per week depending on the store size and the time of year.

Incoming merchandise received at the Distribution Center is inspected for quality control. The Company has a fully automated, state-of-the-art vendor compliance system to track vendor compliance with the Company's logistics guidelines. Vendors that do not comply with guidelines are charged specified fees depending upon the degree of non-compliance. These fees are intended to be a deterrent to non-compliance as well as to offset higher costs associated with the processing of, and payment for, such merchandise.

The Company continues to improve its logistics systems, focusing on the adoption of new technology and operational best practices, with the goals of receiving, processing and distributing merchandise to stores at a faster rate and at a lower cost per unit.

Information Systems

The Company's merchandising activities are controlled by a series of on-line systems, including a point-of-sale and sales reporting system, a purchase order management system, a receiving system and a merchandise planning system. These integrated systems track merchandise from the order stage through the selling stage and provide valuable supply chain information to drive sales performance and improve inventory management. The Company's core merchandising systems assist in ordering, allocating and replenishing merchandise assortments for each store based on specific characteristics and recent sales trends. The Company's point of sale systems include bar code scanning and electronic credit and check authorization, all of which allow the Company to capture customer specific sales data for use in its merchandising system. Other systems allow the Company to identify and mark down slow moving merchandise and to maintain planned levels of in-stock positions in basic items, such as jeans and basic women's tops. These systems have enabled the Company to more efficiently manage its inventory and reduce costs. The Company has also developed an automated store personnel scheduling system to efficiently schedule sales staff. This system is designed to optimize labor scheduling to improve customer service, particularly during peak selling periods.

Marketing

The Company's primary target customers are women between the ages of 35 and 55 with annual household incomes of more than $50,000. Advertising messages are focused on communicating the Company's merchandise offering and the strong quality/value relationship in that offering. The Company employs advertising programs that include print and broadcast as well as creative in-store signage, displays and special promotions. Newspaper inserts are used on a regular cadence. The Company also uses television and radio in markets where it is productive and cost efficient. The Company uses a database targeting system that allows focused direct mail to our preferred charge customers, those most likely to respond to a merchandise offering.

Credit Card Program

The Company operates a credit card program through its wholly-owned subsidiary, Chargit. The Company considers its credit card program to be a critical component of its retailing concept because it (i) allows the Company to identify and regularly contact its best customers, (ii) creates a comprehensive database that enables the Company to implement detailed, segmented marketing and merchandising programs, and (iii) enhances customer loyalty. The Company's most active charge customers are awarded a Preferred, Chairman's Preferred or Chairman's Select card based on their level of annual purchases. Depending on their level, holders of these cards receive such benefits as discounted or free gift-wrapping, special promotional discounts, and invitations to private, "Preferred Only" sales. In addition, new holders of the Company's credit card receive a 10% discount the first time they use their new card.

The Company administers its credit card program through a dedicated in-house staff located in the Company's corporate office. All phases of the credit card operation are handled by Chargit except the processing of customer mail payments, which is performed pursuant to a retail lockbox agreement with a bank. The Company's fully computerized credit systems analyze customer payment histories, automatically approve or reject new sales at point of sale and enable account representatives to manage delinquent account collections. Decisions whether to issue a credit card to an applicant are made on the basis of a credit scoring system.

Customer Service

Elder-Beerman has a strong tradition of providing friendly customer service. The Company has enhanced its customer service image and is creating a customer-oriented store environment by (a) centralizing customer service at highly visible points in the store and assuring that they are always staffed; (b) deploying a POS system to expedite the sales completion process and provide additional marketing and sales support functions at point of service, such as a stock locator system that helps sell merchandise to customers currently not in stock in that particular store; (c) using training and recruiting practices to instill a culture of customer friendly, helpful, and responsive sales associates; and (d) reducing nonselling activities in the stores.

Seasonality

The department store business is seasonal, with a high proportion of sales and operating income generated in November and December. Working capital requirements fluctuate during the year, increasing somewhat in mid-summer in anticipation of the fall merchandising season and increasing substantially prior to the holiday season when the Company carries significantly higher inventory levels. Consumer spending in the peak retail season may be affected by many factors outside the Company's control, including competition, consumer demand and confidence, weather that affects consumer traffic and general economic conditions. A failure to generate substantial holiday season sales could have a material adverse effect on the Company.

Competition

The retail industry in general and the department store business in particular is intensely competitive. Generally, the Elder-Beerman department stores compete not only with other department stores in the same geographic markets, but also with numerous other types of retail outlets, including specialty stores; general merchandise stores; off-price and discount stores; and direct to consumer retailers such as catalog and internet retailers. Some of the retailers with which the Company competes have substantially greater financial resources than the Company and may have other competitive advantages over the Company. The Elder-Beerman department stores compete on the basis of quality, value, depth and breadth of merchandise, prices for comparable quality merchandise, customer service and store environment.

Associates

On February 1, 2003, the Company had approximately 6,053 regular and part-time associates. The number of associates rises to a peak in the holiday season due to the seasonal nature of the retail business. None of the Company's associates are represented by a labor union. The Company's management considers its relationships with its associates to be satisfactory.

Available Information

The Company makes available free of charge on or through its Internet website, the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such information is electronically filed with the Securities an Exchange Commission. The Corporate Web site address is www.elder-beerman.com.

Item 2. *Properties*

As of February 1, 2003, Elder-Beerman operated 66 department stores and two furniture stores, principally in smaller midwestern markets in Ohio, West Virginia, Indiana, Illinois, Michigan, Wisconsin, Kentucky and Pennsylvania. Substantially all of the Company's stores are leased properties. The Company owns, subject to a mortgage, a 302,570 square foot office/warehouse facility located in Dayton, Ohio, which serves as its principal executive offices. The Company also leases an approximately 300,000 square foot distribution center in Fairborn, Ohio.

The following table sets forth certain information with respect to Elder-Beerman's department store locations operating as of February 1, 2003, the end of Elder-Beerman's most recently completed fiscal year:

THE ELDER-BEERMAN STORES CORP.
Store Summary by Region

State/City	Location	Total Square Feet	Date Opened	Own/Lease
OHIO				
Alliance	Carnation Mall	55,552	10/01	Lease
Athens	University Mall	42,829	09/88	Lease
Bowling Green	Woodland Mall	40,700	04/87	Lease
Chillicothe	Chillicothe Mall	55,940	05/81	Lease
	Home Store	17,609	11/90	Lease
Cincinnati	Forest Fair Mall	149,462	04/89	Lease
Dayton	Centerville Place	191,400	08/66	Lease
Dayton	Fairfield Commons	151,740	10/93	Lease
Dayton	Southtowne Furniture	121,000	01/76	Lease
Dayton	Northwest Plaza	217,060	02/66	Lease
Dayton	Dayton Mall	212,000	07/98	Lease
Dayton	Salem Furniture	124,987	11/72	Own
Dayton	Kettering Town Center	82,078	10/98	Lease
Dayton	Northpark Center	101,840	10/94	Lease
Defiance	Northtowne Mall	51,333	04/86	Lease
Fairborn	Distribution Center	300,000	12/90	Lease
Findlay	Findlay Village Mall	74,825	07/90	Lease
Franklin	Middletown (Towne Mall)	118,000	1977	Own
Hamilton	Hamilton	167,925	04/74	Lease
Heath	Indian Mound Mall	73,695	09/86	Lease
Lancaster	River Valley Mall	52,725	09/87	Lease
Lima	Lima Mall	103,350	11/65	Lease
Marion	Southland Mall	74,621	11/84	Lease
Moraine	Corporate Offices	302,570	06/70	Own
New Philadelphia	New Towne Mall	52,648	10/88	Lease
Piqua	Miami Valley Center	59,092	09/88	Lease
Sandusky	Sandusky Mall	80,398	03/83	Lease
Springfield	Upper Valley Mall	71,868	10/92	Lease
St. Clairsville	Ohio Valley Mall	66,545	07/98	Lease

State/City	Location	Total Square Feet	Date Opened	Own/Lease
Toledo	Woodville	100,000	08/85	Lease
Toledo	Westgate	154,000	08/85	Lease
Wooster	Wayne Towne Plaza	53,689	06/94	Lease
Zanesville	Colony Square	70,346	09/85	Own
WEST VIRGINIA				
Beckley	Raleigh Mall	50,210	07/98	Lease
Bridgeport	Meadowbrook Mall	70,789	07/98	Lease
	Home Store	74,723	07/98	Lease
Huntington	Huntington Mall	75,640	07/98	Lease
Kanawha City	Kanawha Mall	41,270	07/98	Lease
Morgantown	Morgantown Mall	70,790	09/90	Lease
Morgantown	Mountaineer Mall	70,470	07/98	Lease
Vienna	Grand Central Mall	106,000	07/98	Lease
Winfield	Liberty Square Center	67,728	07/98	Lease
INDIANA				
Anderson	Mounds Mall	66,703	07/81	Lease
Columbus	Columbus Mall	73,446	02/90	Lease
Elkhart	Concord Mall	104,000	11/85	Lease
Jasper	Germantown Shopping Center	55,000	11/00	Lease
Kokomo	Kokomo Mall	75,704	10/87	Lease
Marion	North Park Mall	55,526	11/78	Lease
Muncie	Muncie Mall	80,000	10/97	Lease
Richmond	Downtown	100,000	08/74	Lease
Terre Haute	Honey Creek Mall	70,380	08/73	Lease
Warsaw	Market Place Center	56,120	10/99	Lease
MICHIGAN				
Adrian	Adrian Mall	54,197	08/87	Lease
Benton Harbor	The Orchards Mall	70,428	10/92	Lease
Coldwater	Willow Brook Village	54,766	03/02	Lease
Howell	Grand River Plaza	74,873	09/00	Lease
Jackson	Westwood Mall	70,425	09/93	Lease
Midland	Midland Mall	64,141	10/91	Lease
Monroe	Frenchtown Square	98,887	04/88	Lease
Muskegon	Lakeshore Marketplace	87,185	10/95	Lease
ILLINOIS				
Danville	Village Mall	77,300	07/86	Lease
Mattoon	Cross Country Mall	54,375	03/78	Lease
WISCONSIN				
Beloit	Beloit Mall	62,732	10/93	Lease
Green Bay	Bay Park Square Mall	75,000	09/95	Lease
Kohler	Deer Trace Plaza	54,541	10/01	Lease

State/City	Location	Total Square Feet	Date Opened	Own/Lease
Plover	Plover Plaza	54,500	03/01	Lease
West Bend	West Bend Corporate Center	61,011	10/00	Lease
KENTUCKY				
Ashland	Cedar Knolls Galleria	70,000	07/98	Lease
Frankfort	Frankfort	53,954	11/99	Lease
Paducah	Kentucky Oaks Mall	60,092	08/82	Lease
PENNSYLVANIA				
Dubois	The Commons	54,500	09/01	Lease
Erie	Millcreek Mall	119,800	09/98	Lease

Item 3. ***Legal Proceedings***

The Company is involved in several legal proceedings arising from its normal business activities and has established reserves where appropriate. Management believes that none of these legal proceedings will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

Executive Officers of the Registrant

Byron L. Bergren, age 56, has served as President and Chief Executive Officer of the Company since February 2002. Prior to this time, Mr. Bergren served as Chairman of the Southern Division of Belk Stores, Inc. ("Belk") from 1999 to February 2002. Prior to that he served as Managing Partner of the Belk Lindsey division of Belk from 1992 to 1999; Senior Vice President of Corporate Sales Promotion and Marketing of Belk from 1991 to 1992; and Senior Vice President of Merchandising and Marketing of the Belk Charlotte division from 1988 to 1991.

Edward A. Tomechko, age 54, has served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Elder-Beerman since June 2002. Prior to this time he was a Managing Partner of M.E. Thomas & Associates, LLC, a business advisory firm, from October 2000 to May 2002. Prior to that, he served as Chief Executive Officer of Net Radio Corp., a media distribution company, from January 1999 to October 2000. He served as that company's Senior Vice President and Chief Financial Officer from August 1998 to December of 1998. Prior to that, he served as Senior Vice President, Chief Financial Officer of David's Bridal, a specialty retailer, from April 1997 to May 1998.

James M. Zamberlan, age 56, has served as Executive Vice President, Stores of Elder-Beerman since July 1997. Prior to this time, Mr. Zamberlan served as Executive Vice President of Stores for Bradlee's, Inc. from September 1995 to January 1997 and also served as Senior Vice President of Stores for the Lazarus Division of Federated from November 1989 to August 1995.

Steven D. Lipton, age 51, has served as Senior Vice President, Controller of Elder-Beerman since March 1996. Prior to this time, Mr. Lipton served as Operating Vice President of Payroll for Federated Financial & Credit Services from September 1994 to January 1996 and served as Vice President and Controller of the Lazarus Division of Federated from February 1990 to August 1994.

PART II

Item 5. *Market for Registrant's Common Equity and Related Shareholder Matters*

The Company's common stock, without par value, (the "Common Stock") is listed on the Nasdaq Stock Market ("NASDAQ") and is designated a NASDAQ/National Market System Security trading under the symbol EBSC.

The number of shareholders of record as of April 7, 2003 was 2,008.

No dividends have been paid on the Common Stock. The Company intends to reinvest earnings in the Company's business to support its operations and expansion. The Company has no present intention to pay cash dividends in the foreseeable future, and will determine whether to declare dividends in the future in light of the Company's earnings, financial condition and capital requirements. In addition, the Company has certain credit agreements that limit the payment of dividends.

Pursuant to the Third Amended Joint Plan of Reorganization, as amended (the "Plan of Reorganization") of the Company, confirmed by an order entered by the United States Bankruptcy Court for the Southern District of Ohio, Western Division (the "Bankruptcy Court") on December 16, 1997, the Company issued Common Stock and a Series A Warrant and a Series B Warrant, each convertible into Common Stock, in satisfaction of certain allowed claims against, or interests in, the Company or its subsidiaries. Based upon the exemptions provided by section 1145 under chapter 11 of the United States Bankruptcy Code, as amended, the Company believes that none of these securities are required to be registered under the Securities Act of 1933 (the "Securities Act") in connection with their issuance and distribution pursuant to the Plan of Reorganization. The Company has no recent sales of unregistered securities other than such issuances pursuant to the Plan of Reorganization.

The Company's high and low stock prices by quarter for Fiscal 2002 and Fiscal 2001 are set forth below:

	2002		2001	
	High	Low	High	Low
First Quarter	$3.73	$1.54	$4.00	$2.63
Second Quarter	3.57	2.08	4.00	2.86
Third Quarter	3.00	1.75	4.38	2.75
Fourth Quarter	3.00	1.02	3.30	2.56

Item 6. *Selected Financial Data*

The following table sets forth various selected financial information for the Company as of and for the fiscal years ended February 1, 2003, February 2, 2002, February 3, 2001, January 29, 2000, and January 30, 1999. Such selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, set forth in Item 8 of this Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in Item 7 of this Form 10-K.

	Fiscal Year Ended				
	Feb 1, 2003	Feb 2, 2002	Feb 3, 2001(a)	Jan 29, 2000	Jan 30, 1999
	(Dollars in thousands, except per share data)				
CONSOLIDATED STATEMENT OF OPERATIONS DATA					
Total Revenues	$670,618	$673,516	$687,630	$667,374	$610,969
Earnings (Loss) Before Discontinued Operations and Cumulative Effect of Changes in Accounting Principles (b)	$ 945	$ (920)	$ (6,824)	$ 18,015	$ 25,864
Cumulative Effect of Changes in Accounting Principles	$(15,118)				
Net Earnings (Loss)	$(14,173)	$ (920)	$ (6,735)	$ 15,228	$ 25,461
Diluted Earnings (Loss) Per Common Share:					
Continuing Operations	$ 0.08	$ (0.08)	$ (0.51)	$ 1.17	$ 1.79
Discontinued Operations			0.01	(0.18)	(0.03)
Cumulative Effect of Changes in Accounting Principles	$ (1.32)				
Net Earnings (Loss)	$ (1.24)	$ (0.08)	$ (0.50)	$ 0.99	$ 1.76
Cash Dividends Paid:					
Common	$ —	$ —	$ —	$ —	$ —
Preferred	$ —	$ —	$ —	$ —	$ —
BALANCE SHEET DATA					
Total Assets	$411,048	$451,062	$455,317	$454,168	$453,268
Short-Term Debt	5,456	5,531	1,509	131,086	951
Long-Term Obligations	115,127	148,489	165,632	6,130	121,507
OTHER DATA					
Sales Increase (Decrease) From Prior Period	(0.5%)	(2.0%)	2.9%	9.6%	9.7%
Comparable Sales Increase (Decrease) From Prior Period	(2.4%)	(3.6%)	(0.8%)	2.0%	4.1%

Notes to Selected Historical Financial Data:

(a) Fiscal Year ended February 3, 2001 includes 53 weeks as compared to 52 weeks for each of the other fiscal years shown.

(b) The financial information for The Bee-Gee Shoe Corp. ("Bee-Gee") is included as discontinued operations for all periods.

Selected Quarterly Financial Data (Unaudited)

	Fiscal 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share data)			
CONSOLIDATED STATEMENT OF OPERATIONS DATA				
Total Revenues	$149,012	$140,904	$158,278	$222,424
Earnings (Loss) Before Cumulative Effect of Changes in Accounting Principles	$ (3,481)	$ (1,739)	$ (2,113)	$ 8,278
Net Earnings (Loss)	$(18,599)	$ (1,739)	$ (2,113)	$ 8,278
Diluted Earnings (Loss) Per Common Share Before Cumulative Effect of Changes in Accounting Principles	$ (0.31)	$ (0.15)	$ (0.19)	$ 0.72
Net Earnings (Loss)	$ (1.64)	$ (0.15)	$ (0.19)	$ 0.72

	Fiscal 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share data)			
CONSOLIDATED STATEMENT OF OPERATIONS DATA				
Total Revenues	$147,347	$137,752	$160,649	$227,768
Net Earnings (Loss)	$ (212)	$ (3,571)	$ (6,814)	$ 9,677
Diluted Earnings (Loss) Per Common Share:	$ (0.02)	$ (0.32)	$ (0.60)	$ 0.84

Note to Selected Financial Data:

Effective February 3, 2002 the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Intangible Assets*, and reduced earnings by $14,060 for the cumulative effect of a change in accounting principle. Also, effective February 3, 2002 the Company changed its method of accounting for unrecognized actuarial gains and losses related to pension benefits and reduced earnings by $1,058 for the cumulative effect of a change in accounting principle.

Item 7. *Management's Discussions and Analysis of Financial Condition and Results of Operations*

The following is a discussion of the financial condition and results of operations of the Company for Fiscal 2002, Fiscal 2001 and Fiscal 2000. The Company's fiscal year ends on the Saturday closest to January 31. The discussion and analysis that follows is based upon and should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included in Item 8.

Results of Operations

Fiscal 2002 Compared to Fiscal 2001

Net sales for Fiscal 2002 decreased by 0.5% to $639.8 million from $643.1 million for Fiscal 2001. Comparable store sales, sales for stores opened for 13 months, decreased 2.4%. Women's accessories and outerwear, domestics, and furniture had the strongest sales increases. Sales for the Fourth Quarter 2002 were impacted by a shorter "holiday selling period." There were 26 shopping days between Thanksgiving and Christmas 2002, whereas the 2001 holiday selling period had 32 selling days.

Finance revenues increased to $27.6 million in Fiscal 2002, an increase of 1.1% over Fiscal 2001 revenues of $27.3 million. This increase was primarily due to increased credit sales of $297.4 million in Fiscal 2002, an increase of 7.2% over Fiscal 2001 credit sales of $277.4 million. This increase was partially offset by a reduction in average days sales outstanding of accounts receivable to 152 days in

Fiscal 2002 compared to 167 days in Fiscal 2001. Additionally, credit card penetration increased to 46.5% of net sales in Fiscal 2002 from 43.1% of net sales in Fiscal 2001.

Other revenue, which is primarily from leased departments, for both Fiscal 2002 and Fiscal 2001 was $3.2 million.

Cost of merchandise sold, occupancy, and buying expenses increased to 72.2% of net sales for Fiscal 2002 from 71.5% of net sales for Fiscal 2001. During Fiscal 2002 merchandise gross margins decreased 0.3% as a result of markdowns to clear merchandise as a result of initiatives to change the merchandise mix assortment, and additional markdowns of $0.8 million related to the closing of the Company's downtown Dayton, Ohio store. Annual buying and occupancy costs increased 0.3% as the Company opened five new stores during Fiscal 2001 and 2002. For Fourth Quarter 2002, the largest volume quarter, merchandise gross margin improved by 1.1%. Additionally, Fourth Quarter 2002 margins were impacted by $0.4 million due to a favorable annual physical inventory result. Fourth Quarter 2002 gross margins reflect the favorable results of the initiatives to improve the quality of inventory as we reduced the overall amount of inventory (improved turnover and inventory freshness) which resulted in lower markdowns.

	Fiscal				Fourth Quarter			
	2002		2001		2002		2001	
	(Dollars in thousands)				(Dollars in thousands)			
Net Sales	639,848	100.0%	643,052	100.0%	214,212	100.0%	219,571	100.0%
Gross Margin	226,388	35.4%	229,374	35.7%	75,806	35.4%	75,283	34.3%
Cost of Merchandise Sold	413,460	64.6%	413,678	64.3%	138,406	64.6%	144,288	65.7%
Buying and Occupancy Costs	47,763	7.5%	46,208	7.2%	12,057	5.6%	12,052	5.5%
Store Closing Markdowns	778	0.1%						
Cost of Goods Sold (including Buying and Occupancy)	462,001	72.2%	459,886	71.5%	150,463	70.2%	156,340	71.2%

Selling, general, administrative, and other expenses decreased to 27.4% of net sales for Fiscal 2002 from 28.2% for Fiscal 2001. The net reduction in costs is primarily due to expense initiatives that have already been implemented in fiscal 2002 and $0.8 million in miscellaneous income from a sale of noncore assets and life insurance proceeds. Fiscal 2002 expenses include: (1) $0.3 million in costs related to the closing of the downtown Dayton, Ohio store; (2) $1.2 million for severance costs to implement expense reductions; (3) $0.4 million for relocation and search fees for a new chief executive officer and chief financial officer; (4) $1.0 million in charges to write-down long-term assets to their fair value; this was comprised of $0.6 million related to the building located in Charleston that the Company has a letter of intent to purchase and $0.4 million related to the write-down of the asset value for the Erie location; and (5) $3.6 million in charges related to the immediate recognition of actuarial losses arising in 2002 associated with the Stone & Thomas defined benefit pension plan. Fiscal 2001 costs include charges of $3.3 million related to the retirement of the Company's previous chairman, president, and chief executive officer, and expenses related to the search for a new chief executive, and $4.3 million in charges to write-off the receivable from Shoebilee Inc., which was offset by expense initiatives that have been implemented as part of the Company's strategic plan, and $0.6 million in income related to recovery of an investment in a cooperative buying group.

Depreciation and amortization expense for Fiscal 2002 increased $0.5 million to $20.1 million from $19.6 million for Fiscal 2001. The increase is primarily due to capital expenditures related to the opening of new stores.

Interest expense decreased to $11.3 million for Fiscal 2002 from $13.6 million for Fiscal 2001. The decrease is primarily due to lower borrowing needs throughout the year.

The Company's effective income tax rate is 46.5% in Fiscal 2002 compared with an income tax rate of 8.2% in Fiscal 2001. The effective income tax rate for both years was affected by state tax expense based on gross receipts versus net income and non-deductible items. Non-deductible items consist primarily of officers' life insurance and meals and entertainment expense and also included goodwill in Fiscal 2001.

A cumulative effect of a change in accounting principle was recorded during the First Quarter 2002 in the amount of $14.1 million, net of tax, relating to goodwill impairment as required under SFAS No. 142, *Goodwill and Other Intangible Assets.* Also in the First Quarter 2002 a cumulative effect of a change in accounting principle was recorded in the amount of $1.1 million, net of tax, relating to the change in method for recording actuarial losses for the Stone & Thomas defined benefit pension plan.

Fiscal 2001 Compared to Fiscal 2000

Net sales for Fiscal 2001 decreased by 2.0% to $643.1 million from $656.2 million for Fiscal 2000. Comparable store sales, sales for stores opened for 13 months and excluding the 53rd week of sales in Fiscal 2000, decreased 3.6%. Women's special size sportswear, junior sportswear, and furniture had the strongest sales increases.

Financing revenue from the Company's private label credit card for Fiscal 2001 decreased by 3.2% to $27.3 million from $28.2 million for Fiscal 2000, primarily due to a decrease in the average outstanding accounts receivable during the year.

Other revenue, which is primarily from leased departments, for Fiscal 2001 decreased by $0.1 million to $3.2 million from $3.3 million for Fiscal 2000.

Cost of merchandise sold, occupancy, and buying expenses decreased to 71.5% of net sales for Fiscal 2001 from 72.6% of net sales for Fiscal 2000. During Fiscal 2001 merchandise gross margins were reduced 1.0% versus Fiscal 2000 due to additional markdowns to clear excess inventory as a result of the comparable sales decrease. During Fiscal 2000 the Company incurred a charge of $12.1 million related to inventory costs to implement the Company's strategic plan and $2.8 million in charges to record excess markdowns related to the closing of three stores.

Selling, general, administrative, and other expenses decreased to 28.2% of net sales for Fiscal 2001 from 29.3% for Fiscal 2000. Fiscal 2001 costs include charges of $3.3 million related to the retirement of the Company's former chairman, president, and chief executive officer, and expenses related to the search for a new chief executive, and $4.3 million in charges to write off the receivable from the Shoebilee divestiture, which was offset by expense initiatives that have been implemented as part of the Company's strategic plan, and $0.6 million in income related to recovery of an investment in a cooperative buying group. Fiscal 2000 costs include charges of $3.8 million, primarily severance, to implement the Company's strategic plan, $3.3 million related to the closing of three stores, and income of $0.7 million related to a recovery of an investment in a cooperative buying group.

Depreciation and amortization expense for Fiscal 2001 increased $3.4 million to $19.6 million from $16.2 million for Fiscal 2000. The increase is primarily due to increased capital expenditures related to the opening of four new concept stores, and capitalized leases relating to our new point-of-sale cash registers.

Interest expense increased to $13.6 million for Fiscal 2001 from $13.0 million for Fiscal 2000. The increase is due to interest recorded from capital leases primarily related to our new point-of-sale cash registers.

The Company's effective income tax benefit rate is 8.2% in Fiscal 2001 compared to an income tax benefit rate of 31.6% in Fiscal 2000. The effective income tax benefit rate for both years was affected by state tax expense based on gross receipts versus net income and non-deductible amortization of goodwill.

Liquidity and Capital Resources

The Company's principal sources of funds are cash flow from operations and borrowings under its Revolving Credit Facility and Receivable Securitization Facility (collectively, the "Credit Facilities").

The Company's primary ongoing cash requirements are to fund debt service, finance working capital, and make capital expenditures.

Factors that could affect operating cash flows include, but are not limited to, increasing price and product competition, fluctuations in consumer demand and confidence, the availability and quality of inventory, the availability and terms of bank financing and trade credit, consumer debt levels, and changes in the finance charges imposed by the Company on its charge card holders.

The Company believes that it will generate sufficient cash flow from operations, as supplemented seasonally by its available borrowings under the Credit Facilities, to service debt requirements, meet anticipated working capital needs and to make capital expenditures.

Net cash provided by operating activities was $46.6 million for Fiscal 2002, compared to $41.5 million in Fiscal 2001. A net loss was recorded in Fiscal 2002 of $14.2 million. During Fiscal 2002 non-cash after-tax charges of $14.1 million relating to the goodwill impairment and $1.1 million relating to the change in method for recording actuarial losses for the Stone & Thomas defined benefit pension plan were recorded. Additionally, 2002 included non-cash pre-tax charges of $1.0 million to write-down long-term assets to their fair value and $3.3 million for the immediate recognition of losses arising in 2002 associated with the change in method for recording actuarial losses for the Stone & Thomas defined benefit pension plan. A net loss was recorded in Fiscal 2001 of $0.9 million, including pre-tax charges of $3.3 million related to the retirement of the Company's former chairman, president, and chief executive officer, and expenses recorded for the search for a new chief executive, and $4.3 million to write-down the receivable from Shoebilee. Increased productivity of our merchandise inventories, through lower overall levels and improved merchandise presentations and assortments, reduced inventory by $13.0 million in Fiscal 2002 compared to a $2.4 million decrease in Fiscal 2001.

Net cash used in investing activities was $8.0 million for Fiscal 2002, compared to $18.9 million for Fiscal 2001. Capital expenditures for new stores, store maintenance, remodeling, and data processing totaled $8.3 million for Fiscal 2002 compared to $19.1 million for Fiscal 2001.

For Fiscal 2002, net cash used in financing activities was $36.0 million compared to $23.4 million used in financing activities for Fiscal 2001. In Fiscal 2002 and Fiscal 2001 the Company utilized cash provided by operating activities to reduce borrowings. In fiscal 2002 long-term debt was reduced by $33.4 million, and in Fiscal 2001 long-term debt was reduced $17.1 million.

On July 9, 2002, the Company amended and extended its existing Credit Facilities, which were due to expire in May 2003. The early refinancing provides the Company with continued operating flexibility for working capital requirements and capital expenditures. The amended Credit Facilities will expire in July 2005. The terms and borrowing rates are substantially similar to the predecessor Credit Facilities. The amended Revolving Credit Facility provides for borrowings and letters of credit in an aggregate amount up to $135,000,000, reduced from $150,000,000, subject to a borrowing base formula based on merchandise inventories. There is a $40,000,000 sublimit for letters of credit. The amended Receivable Securitization Facility provides for borrowings up to $135,000,000, reduced from $150,000,000, based on qualified, pledged accounts receivable balances.

Contractual Obligations and Commercial Commitments

The following data is provided to facilitate an understanding of the Company's contractual obligations and commercial commitments:

	Payments Due by Period				
	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
	(Dollars in thousands)				
Contractual Obligations					
Long-Term Debt	$114,931	$ 2,010	$110,821	$ 400	$ 1,700
Capital Lease Obligations	5,652	3,446	2,108	98	—
Operating Leases	279,012	25,052	48,941	44,165	160,854
Total Contractual Cash Obligations	$399,595	$30,508	$161,870	$44,663	$162,554

	Amount of Commitment Expiration Per Period				
	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
	(Dollars in thousands)				
Other Commercial Commitments					
Standby Letters of Credit	$ 10,978	$ 9,246	$ 1,732		
Import Letters of Credit	1,247	1,247	—		
Total Commercial Commitments	$ 12,225	$10,493	$ 1,732		
Total Contractual Cash Obligations and Commercial Commitments	$411,820	$41,001	$163,602	$44,663	$162,554

Critical Accounting Policies and Estimates

The Company's discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates and judgements on historical experience and other various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's accounting policies are more fully described in Note A to the Consolidated Financial Statements. Management believes the following critical accounting policies affect its more significant judgements and estimates used in the preparation of the consolidated financial statements.

Inventory Valuation. Merchandise inventories are valued by the retail inventory method ("RIM") applied on a last-in, first-out ("LIFO") basis and are stated at the lower of cost or market. Under the RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. Inherent in the RIM calculation are certain management judgements and estimates including, but not limited to, merchandise markon, markups, markdowns and shrinkage, which significantly impact the ending inventory valuation and resulting gross margins. These estimates, coupled with the fact that the RIM is an averaging process, can produce distorted cost figures under certain circumstances. Distortions could occur primarily by applying the RIM to a group of products that is not fairly uniform in terms of its cost and selling price relationship and turnover, and applying RIM to transactions over a period of time that include different rates of gross profit, such as seasonal merchandise. To reduce the potential for such distortion in the inventory valuation, the Company's RIM utilizes over 250 departments within 18 LIFO inventory pools in which fairly homogenous classes of merchandise are grouped. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market.

Long-lived Assets. In evaluating the carrying value and future benefits of long-lived assets, management performs a comparison of the anticipated undiscounted future net cash flows of the related long-lived asset to their carrying amount in accordance with SFAS No. 144. SFAS No. 144 became effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 effective February 3, 2002. Management believes at this time that the long-lived assets carrying values and useful lives to be appropriate.

Customer Accounts Receivable. Customer accounts receivable is shown net of an allowance for uncollectible accounts. The Company calculates the allowance for uncollectible accounts using a model that analyzes factors such as bankruptcy filings, delinquency rates, historical charge-off patterns, recovery rates, and other portfolio data. The Company's calculation is reviewed by management to assess whether, based on recent economic events, the allowance for uncollectible accounts is appropriate to estimate losses inherent in the portfolio.

Income Taxes. The Company has generated net operating loss carryforwards ("NOL's") from previous years. Generally accepted accounting principles require that we record a valuation allowance against the deferred tax asset associated with the NOL's if it is more likely than not that the Company will not be able to fully utilize it to offset future taxes. It is possible that we could be profitable in the future at levels which cause management to conclude that it is more likely than not that the Company will be able to fully realize the deferred tax assets associated with the NOL's. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause our provision for income taxes to vary significantly from period to period, although our cash tax payments would remain unaffected until the benefit of the NOL's are realized.

Pension Liability. The Company annually evaluates pension benefits for its defined benefit plan, including all relevant assumptions required by accounting principles generally accepted in the United States of America. Due to the technical nature of pension accounting, the Company uses an outside actuary to provide assistance in calculating the estimated future obligation associated with this plan. Since there are many estimates and assumptions involved in calculating pension benefits, differences between actual future events and prior year estimates and assumptions could result in adjustments to pension expense and the related obligation. Such assumptions include the discount rate and the expected long-term rate of return on the related plan assets. As previously discussed, the Company changed its method of accounting for net unrecognized actuarial gains and losses associated with this plan to immediate recognition into income or expense. As a result of this change, the Company recorded a cumulative effect of accounting change in fiscal 2002. In anticipation of the termination of this plan in 2003, the Company also adjusted the discount rate used to calculate pension benefits and the expected long-term rate of return on plan assets.

Recent Accounting Pronouncements

In April 2002, SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, was issued. SFAS No. 145 primarily rescinds SFAS No. 4 which allowed gains or losses from the extinguishment of debt to be classified as an extraordinary item. As a result, the criteria set forth by Accounting Principals Board ("APB") Opinion No. 30 will now be used to classify those gains or losses. SFAS No. 145 becomes effective for fiscal years beginning after May 15, 2002, with early application encouraged. Management does not believe the adoption of SFAS No. 145 will have a material impact on the financial statements.

In June 2002, SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, was issued. SFAS No. 146 changes the timing of when companies recognize costs associated with exit or disposal activities, so that the costs would generally be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002, and could result in the Company recognizing the costs of future exit or disposal activities over a period of time as opposed to as a single event.

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under a guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. There was no material impact on the financial statements under this provision.

The Emerging Issues Task Force ("EITF") released Issue No. 02-16, *Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor,* in November 2002, applicable for new arrangements entered into after December 31, 2002. Effective January 31, 2003, the Company adopted EITF Issue No. 02-16. The adoption did not have an impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires expanded and more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. The Company continues to measure compensation cost for stock options issued for employees and directors using the intrinsic value based method of accounting in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees.* The Company complied with the annual disclosure requirements under SFAS No. 148 for Fiscal 2002.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The Company is subject to the risk of fluctuating interest rates in the normal course of business, primarily as a result of its variable rate borrowing. The Company has entered into variable to fixed rate interest-rate swap agreements to effectively reduce its exposure to interest rate fluctuations. A hypothetical 100 basis point change in interest rates would not materially affect the Company's financial position, liquidity or results of operations.

The Company does not maintain a trading account for any class of financial instrument and is not directly subject to any foreign currency exchange or commodity price risk. As a result, the Company believes that its market risk exposure is not material to the Company's financial position, liquidity or results of operations.

Item 8. *Financial Statements and Supplementary Data*

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Elder-Beerman Stores Corp.:

We have audited the accompanying consolidated balance sheets of The Elder-Beerman Stores Corp. and subsidiaries (the "Company") as of February 1, 2003 and February 2, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of February 1, 2003 and February 2, 2002 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 in the fiscal year ended February 1, 2003. In addition, as discussed in Note H to the financial statements, the Company changed its method of accounting for unrecognized actuarial gains and losses related to pension benefits in the fiscal year ended February 1, 2003.

DELOITTE & TOUCHE LLP

March 20, 2003
Dayton, Ohio

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(Dollars in thousands, except share data)		
REVENUES:			
Net sales	$639,848	$643,052	$656,164
Financing	27,570	27,273	28,162
Other	3,200	3,191	3,304
Total revenues	670,618	673,516	687,630
COSTS AND EXPENSES:			
Cost of merchandise sold, occupancy and buying expenses	462,001	459,886	476,313
Selling, general, administrative and other expenses	175,469	181,480	192,078
Depreciation and amortization	20,083	19,578	16,200
Interest expense	11,299	13,574	13,014
Total costs and expenses	668,852	674,518	697,605
EARNINGS (LOSS) BEFORE INCOME TAX PROVISION (BENEFIT), DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	1,766	(1,002)	(9,975)
INCOME TAX PROVISION (BENEFIT)	821	(82)	(3,151)
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	945	(920)	(6,824)
DISCONTINUED OPERATIONS			89
EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	945	(920)	(6,735)
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	(15,118)		
NET LOSS	$(14,173)	$ (920)	$ (6,735)
EARNINGS (LOSS) PER COMMON SHARE — Basic:			
Continuing operations	$ 0.08	$ (0.08)	$ (0.51)
Discontinued operations			0.01
Cumulative effect of changes in accounting principles	(1.33)		
Net loss	$ (1.25)	$ (0.08)	$ (0.50)
EARNINGS (LOSS) PER COMMON SHARE — Diluted:			
Continuing operations	$ 0.08	$ (0.08)	$ (0.51)
Discontinued operations			0.01
Cumulative effect of changes in accounting principles	(1.32)		
Net loss	$ (1.24)	$ (0.08)	$ (0.50)

See notes to the consolidated financial statements.

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of	
	February 1, 2003	February 2, 2002
	(Dollars in thousands)	
ASSETS		
Current Assets:		
Cash and equivalents	$ 9,735	$ 7,142
Customer accounts receivable, net	127,786	129,121
Merchandise inventories	138,748	151,761
Other current assets	17,162	21,435
Total current assets	293,431	309,459
Property:		
Land and improvements	996	996
Buildings and leasehold improvements	79,681	78,461
Furniture, fixtures, and equipment	133,132	130,572
Construction in progress	251	1,600
Total cost	214,060	211,629
Less accumulated depreciation and amortization	(123,879)	(113,551)
Total property, net	90,181	98,078
Goodwill, Net		16,012
Other Assets	27,436	27,513
	$ 411,048	$ 451,062
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term obligations	$ 5,456	$ 5,531
Accounts payable	40,607	39,108
Accrued liabilities:		
Compensation and related items	7,004	5,912
Income and other taxes	7,480	7,225
Rent	4,554	4,071
Other	12,880	9,611
Total current liabilities	77,981	71,458
Long-term Obligations — Less current portion	115,127	148,489
Deferred Items	11,214	12,823
Commitments and Contingencies (Note N)		
Shareholders' Equity:		
Common stock, no par, 11,536,460 shares at February 1, 2003 and 11,494,266 shares at February 2, 2002 issued and outstanding	243,419	243,355
Unearned compensation — restricted stock	(197)	(302)
Accumulated deficit	(34,043)	(19,870)
Accumulated other comprehensive loss	(2,453)	(4,891)
Total shareholders' equity	206,726	218,292
	$ 411,048	$ 451,062

See notes to the consolidated financial statements.

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Unearned Compensation-Restricted		Accumulated Other	
	Shares	Amount	Stock, Net	Deficit	Comprehensive Loss	Comprehensive (Loss)
			(Dollars in thousands)			
Shareholders' equity — January 29, 2000	14,923,846	$261,253	$(1,779)	$(12,215)	$ —	$ —
Net loss				(6,735)		(6,735)
Common stock issued	32,021	399				
Restricted shares issued	42,625	225	(225)			
Restricted shares forfeited	(84,176)	(1,018)	1,018			
Shares purchased	(3,462,363)	(17,728)				
Amortization of unearned compensation			531			
Minimum pension liability (net of income tax benefit of $373)					(663)	(663)
Shareholders' equity — February 3, 2001	11,451,953	243,131	(455)	(18,950)	(663)	$ (7,398)
Net loss				(920)		$ (920)
Common stock issued	29,900	262				
Restricted shares issued	88,538	258	(258)			
Restricted shares forfeited	(76,125)	(234)	234			
Employee stock purchase plan activity		(62)				
Amortization of unearned compensation			177			
Minimum pension liability (net of income tax benefit of $222)					(395)	(395)
Net unrealized loss on derivative financial instruments (net of income tax benefit of $2,156)					(3,833)	(3,833)
Shareholders' equity — February 2, 2002	11,494,266	243,355	(302)	(19,870)	(4,891)	$ (5,148)
Net loss				(14,173)		$(14,173)
Common stock issued	15,208	68				
Restricted shares issued	33,966	90	(90)			
Restricted shares forfeited	(6,980)	(38)	38			
Employee stock purchase plan activity		(56)				
Amortization of unearned compensation			157			
Recognition of pension liability (net of income tax expense of $595)					1,058	1,058
Net unrealized gain on derivative financial instruments (net of income tax expense of $776)					1,380	1,380
Shareholders' equity — February 1, 2003	11,536,460	$243,419	$ (197)	$(34,043)	$(2,453)	$(11,735)

See notes to the consolidated financial statements.

THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(Dollars in thousands)		
Cash flows from operating activities:			
Net loss	(14,173)	(920)	(6,735)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Cumulative effect of changes in accounting principles	15,118		
Provision for doubtful accounts	7,912	7,748	6,178
Deferred income taxes	696	(202)	(1,901)
Depreciation and amortization	20,083	19,578	16,200
Loss (gain) on disposal of assets	(352)	(67)	276
Stock-based compensation expense (benefit)	(385)	402	676
Non-cash change in minimum pension liability	3,320	533	1,007
Shoebilee charges		4,327	
Asset impairment	1,037		281
Changes in noncash assets and liabilities:			
Customer accounts receivable	(6,477)	(1,025)	(716)
Merchandise inventories	13,013	2,392	11,298
Other current assets	(2,020)	2,422	(1,862)
Other long-term assets	2,266	(734)	(2,549)
Accounts payable	2,304	6,175	(2,707)
Accrued liabilities	4,216	912	(2,458)
Net cash provided by operating activities	46,558	41,541	16,988
Cash flows from investing activities:			
Capital expenditures	(8,336)	(19,094)	(23,471)
Proceeds from sale of property	326	183	10
Net cash used in investing activities	(8,010)	(18,911)	(23,461)
Cash flows from financing activities:			
Net borrowings (payments) under asset securitization agreement	560	(5,363)	(19,855)
Net borrowings (payments) on bankers' acceptance and revolving lines of credit	(30,652)	(14,188)	47,561
Payments on long-term obligations	(7,146)	(3,753)	(1,805)
Proceeds from installment note	3,464		
Debt acquisition payments	(2,125)		(2,098)
Common shares purchased			(17,728)
Employee stock purchase plan activity	(56)	(62)	
Net cash provided by (used in) financing activities	(35,955)	(23,366)	6,075
Increase (decrease) in cash and equivalents	2,593	(736)	(398)
Cash and equivalents:			
Beginning of year	7,142	7,878	8,276
End of year	$ 9,735	$ 7,142	$ 7,878
Supplemental cash flow information:			
Interest paid	$ 11,798	$ 13,002	$ 12,954
Income taxes paid	311	321	903
Supplemental non-cash investing and financing activities:			
Capital leases	$ 337	$ 10,183	$ 4,024
Issuance of common shares to satisfy deferred compensation		265	399

See notes to the consolidated financial statements.

A. Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of The Elder-Beerman Stores Corp. and subsidiaries, including The El-Bee Chargit Corp., a finance subsidiary (collectively the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year — The Company's fiscal year ends on the Saturday nearest January 31. Fiscal years 2002 and 2001 consist of 52 weeks, and fiscal year 2000 consists of 53 weeks ended February 1, 2003, February 2, 2002 and February 3, 2001, respectively.

Estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents — The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Customer Accounts Receivable are classified as current assets because the average collection period is generally less than one year.

Merchandise inventories are valued by the retail method applied on a last-in, first-out ("LIFO") basis and are stated at the lower of cost or market. At February 1, 2003 and February 2, 2002, merchandise inventories on a FIFO (first-in, first-out) cost basis approximate LIFO when stated at the lower of cost or market.

Vendor Allowances — The Company receives allowances from its vendors through a variety of programs and arrangements, including co-operative advertising and markdown reimbursement programs. Given the promotional nature of the Company's business, the allowances are generally intended to offset the Company's cost of promoting, advertising and selling the vendors' products in its stores. Co-operative advertising allowances are reported as a reduction of advertising expense in the period in which the advertising occurred. Markdown reimbursements are credited to cost of goods sold during the period in which vendor approval is received.

Property is stated at cost less accumulated depreciation determined by the straight-line method over the expected useful lives of the assets. Assets held under capital leases and related obligations are recorded initially at the lower of fair market value or the present value of the minimum lease payments. The straight-line method is used to amortize such capitalized costs over the lesser of the expected useful life of the asset or the life of the lease. The estimated useful lives by class of asset are:

Buildings	25 to 50 years
Leasehold improvements	10 to 20 years
Furniture, fixtures and equipment	3 to 10 years

Goodwill — The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, effective February 3, 2002. SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. See Note B for additional information.

Prior to 2002, the excess of cost over net assets of companies acquired was recorded as goodwill and was amortized on a straight-line basis over 20 to 25 years. Amortization expense was $0.9 million in 2001 and $0.9 million in 2000. At February 2, 2002, accumulated amortization was $6.0 million.

Impairment of Long-Lived Assets — Long-lived assets are reviewed for impairment annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable from undiscounted future cash flows. If the carrying value of an asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value.

In August 2001, SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, was issued, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, it retains many of the fundamental provisions of that statement. SFAS No. 144 becomes effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 effective February 3, 2002. The adoption did not have a material impact on the Company's financial statements.

Revenue Recognition — Sales revenues are recognized on merchandise inventory sold upon receipt by the customer. Finance revenue is generated by outstanding customer accounts receivable and recognized as interest is accrued on these outstanding balances. Other revenue consists primarily of leased department revenue. Leased department revenue is recognized as the Company earns commission from the sale of merchandise within leased departments.

Pre-Opening Costs associated with opening new stores are expensed as incurred.

Advertising Expense — The cost of advertising is expensed the first time the advertising takes place. Advertising costs were $21.0 million, $23.3 million and $26.8 million in fiscal 2002, 2001 and 2000, respectively. The amounts of prepaid advertising at the end of fiscal 2002, 2001 and 2000 were $0.6 million, $0.7 million and $0.6 million, respectively.

Deferred Items include liabilities associated with the Company's lease incentives, executive retirement plan and interest rate swap agreements.

Stock Options — In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires expanded and more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. The Company continues to measure compensation cost for stock options issued to employees and directors using the intrinsic value based method of accounting in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees.*

Total compensation costs charged to earnings from continuing operations before income taxes for all stock-based compensation awards was approximately a $0.4 million benefit in 2002 and a $0.4 million and $0.7 million expense in fiscal 2001 and 2000, respectively. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	2002	2001	2000
	(All dollar amounts in thousands, except share data)		
Net loss as reported:	$(14,173)	$ (920)	$(6,735)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards — net of related tax effects	(549)	(738)	(1,144)
Pro forma net loss	$(14,722)	$(1,658)	$(7,879)
Loss per common share — diluted:			
As reported	$ (1.24)	$ (0.08)	$ (0.50)
Pro forma	$ (1.29)	$ (0.15)	$ (0.58)

Financial Instruments — The Company utilizes interest rate swap agreements to manage its interest rate risks when receivables are sold under asset securitization programs or other borrowings. The Company does not hold or issue derivative financial instruments for trading purposes. The Company does not have derivative financial instruments that are held or issued and accounted for as hedges of anticipated transactions. Amounts currently due to or from interest swap counter parties are recorded in interest expense in the period in which they accrue. Gains or losses on terminated interest rate swap agreements are included in long-term liabilities or assets and amortized to interest expense over the shorter of the original term of the agreements or the life of the financial instruments to which they are matched. Gains or losses on the mark-to-market for interest rate swap agreements that do not qualify for hedge accounting are recorded as income or expense each period.

Comprehensive Income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The difference between net loss and comprehensive loss for fiscal year 2002 related to the recognition of the accumulated minimum pension liability previously recorded in comprehensive loss in the income statement during the current year due to the change in accounting principle (Note H) and the net unrealized gain on derivative financial instruments. The difference between net loss and comprehensive loss for fiscal year 2001 related to the change in minimum pension liability and the net unrealized loss on derivative financial instruments associated with the adoption of SFAS No. 133. The difference between net loss and comprehensive loss for fiscal year 2000 relates to the change in minimum pension liability.

Accounting Pronouncements — In April 2002, SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, was issued. SFAS No. 145 rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt — an Amendment of APB Opinion No. 30,* which required all gains or losses from extinguishment of debt, if material, to be classified as an extraordinary item, net of related tax effect. Under SFAS No. 145, debt extinguishments used as part of an entity's risk management strategy do not meet the criteria for classification as extraordinary items. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 was rescinded. SFAS No. 145 also amends SFAS No. 13, *Accounting for Leases*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 becomes effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. Management does not believe the adoption of SFAS No. 145 will have a material impact on the financial statements.

In June 2002, SFAS No. 146, *Accounting for Cost Associated with Exit or Disposal Activities*, was issued. SFAS No. 146 changes the timing of when companies recognize the costs associated with exit or disposal activities, so that costs would generally be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002, and could result in the Company recognizing the costs of future exit or disposal activities over a period of time as opposed to as a single event. During fourth quarter of fiscal 2002, the Company adopted SFAS No. 146. Currently this statement does not have an impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. There was no material impact on the financial statements under this provision.

The Emerging Issues Task Force ("EITF") released Issue No. 02-16, *Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor*, in November 2002, applicable for new arrangements entered into after December 31, 2002. The Company adopted EITF Issue 02-16, prospectively, effective January 1, 2003. The adoption did not have an impact on the Company's financial statements.

Reclassifications — Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the 2002 financial statement presentation.

B. Goodwill

Effective February 3, 2002, the beginning of fiscal year 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 provides that goodwill and intangible assets with indefinite lives will not be amortized, but instead will be tested for impairment at least on an annual basis. Intangible assets with finite lives will continue to be amortized over their useful lives. In addition SFAS No. 142 requires a transitional impairment test on the adoption date.

The Company had approximately $16.0 million in goodwill recorded in its balance sheet as of February 2, 2002. The Company completed the goodwill transitional impairment test during first quarter of 2002, and determined that all of the goodwill recorded was impaired under the fair value impairment test approach as required by SFAS No. 142. The fair values of the reporting units were estimated using the expected present value of associated future cash flows and market values of comparable business where available. Upon adoption of SFAS No. 142, a $14.1 million charge, net of tax, was recognized in the first quarter of 2002 to record the impairment of goodwill and was classified as a cumulative effect of the change in accounting principle.

SFAS No. 142 requires the presentation of net earnings (loss) and related earnings (loss) per share data adjusted for the effect of goodwill amortization. The following table provides the proforma effect on net earnings (loss) and per share data for the year ended February 1, 2003, February 2, 2002 and February 3, 2001, adjusted for the impact of goodwill amortization on the results of the prior year period.

	Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(All dollar amounts in thousands, except share data)		
Earnings (loss) from continuing operations, as reported	$ 945	$ (920)	$(6,824)
Goodwill amortization, net of income tax benefit	—	734	734
Pro forma earnings (loss) from continuing operations	$ 945	$ (186)	$(6,090)
Earnings (loss) per common share — basic and diluted:			
Earnings (loss) from continuing operations, as reported	$0.08	$(0.08)	$ (0.51)
Pro forma earnings (loss) from continuing operations	$0.08	$(0.02)	$ (0.45)

The changes in the carrying amount of goodwill for the year ended February 1, 2003 are as follows:

	Department Store	Finance Operations	Total
	(All dollar amounts in thousands)		
Balance as of February 2, 2002	$14,475	$1,537	$16,012
Impairment loss recognized	(14,475)	(1,537)	(16,012)
Balance as of February 1, 2003	$ —	$ —	$ —

C. Customer Accounts Receivable

Customer accounts receivable represent finance subsidiary receivables. Interest is charged at an annual rate of 21% to 22%, depending on state law. A rollforward of the Company's allowance for doubtful accounts is as follows:

	Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(All dollar amounts in thousands)		
Balance, beginning of year	$2,985	$2,478	$2,048
Provision	7,912	7,748	6,178
Charge offs, net of recoveries	(7,599)	(7,241)	(5,748)
Balance, end of year	$3,298	$2,985	$2,478

Customer accounts receivable result from the Company's proprietary credit card sales to customers residing principally in the midwestern states. As such, the Company believes it is not dependent on a given industry or business for its customer base and therefore has no significant concentration of credit risk.

D. Debt

Through a commercial bank lending group, the Company has a three-year Revolving Credit Facility ("Credit Facility"), and through its financing subsidiary, a three-year variable rate securitization loan agreement ("Securitization Facility"), both of which expire July 9, 2005. These three-year agreements were amended in July 2002. Outstanding borrowings of $108.2 million on the Credit and Securitization Facilities due July 2005 are classified as long-term liabilities.

The Credit Facility provides for borrowing and letters of credit in an aggregate amount up to $135 million subject to a borrowing base formula based primarily on merchandise inventories. There is a $40 million sublimit for letters of credit. The Company is currently financing borrowings at either prime, plus 75 basis points or LIBOR, plus 225 basis points.

The Securitization Facility is a revolving agreement whereby the Company can borrow up to $135 million. The Company's customer accounts receivables are pledged as collateral under the Securitization Facility. The borrowings under this facility are subject to a borrowing-based formula based primarily on outstanding customer accounts receivable. Borrowings bear interest at commercial paper rates, plus 5 basis points.

Certain financial covenants related to debt are included in the Credit and Securitization Facility agreements. Additionally, there are certain other restrictive covenants, including limitations on the incurrence of additional liens, indebtedness, payment of dividends, distributions or other payments on and repurchase of outstanding capital stock, investments, mergers, stock transfer and sale of assets. Certain ratios related to the performance of the accounts receivable portfolio are also included.

Long-term obligations consists of the following:

	February 1, 2003	February 2, 2002
	(All dollar amounts in thousands)	
Mortgage note payable (9.75%)	$ 2,281	$ 2,374
Installment note (13.40%)	1,969	
Industrial development revenue bond, variable rate based on published index of tax-exempt bonds (1.40%)	2,500	2,600
Capital lease obligations (6.42% — 15.95%)	5,652	10,772
Credit facility (3.625%)	6,000	36,652
Securitization facility (6.83%)	102,181	101,622
Total	120,583	154,020
Current portion of long-term obligations	(5,456)	(5,531)
Long-term obligations	$115,127	$148,489

Maturities of borrowings are $5,456 in 2003, $1,747 in 2004, $111,182 in 2005, $274 in 2006, $224 in 2007 and $1,700 thereafter.

Collateral for the industrial development revenue bond, the installment note, and the mortgage note payable, is land, buildings, furniture, fixtures and equipment with a net book value of $4.7 million at February 1, 2003.

E. Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Equivalents — The carrying amount approximates fair value because of the short maturity of those instruments.

Customer Accounts Receivable — The net carrying amount approximates fair value because of the relatively short average maturity of the instruments and no significant change in interest rates.

Long-Term Debt — The carrying amount approximates fair value as a result of the variable rate-based borrowings.

Interest Rate Swap Agreements — The fair value of interest rate swaps is based on the quoted market prices that the Company would pay to terminate the swap agreements at the reporting date.

The Company uses derivative financial instruments as part of an overall strategy to manage exposure to market risks associated with interest rate fluctuations. The Company does not hold or issue derivative financial instruments for trading purposes. The risk of loss to the Company in the event of nonperformance by any counterparty under derivative financial instrument agreements is not considered significant by management. All counterparties are rated A or higher by Moody's and Standard and Poor's, and the Company does not anticipate nonperformance by any of its counterparties.

Effective February 4, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. Under SFAS No. 133, all derivative instruments are required to be recorded on the balance sheet as assets or liabilities, measured at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income (loss) and is recognized in the income statement when the hedge item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges and financial instruments not designated as hedges are recognized in earnings.

The Company utilizes interest rate swap agreements to effectively establish long-term fixed rates on borrowings under the Securitization Facility, thus reducing the impact of interest rate changes on future income. These swap agreements, which are designated as cash flow hedges, involve the receipt of variable rate amounts in exchange for fixed rate interest payments over the life of the agreements. The fair value of the Company's interest rate swap agreements in the Company's consolidated balance sheet is a $3.8 million liability at February 1, 2003 and a $6.0 million liability at February 2, 2002. The estimated fair value of the interest rate swap agreements is a $2.8 million liability at February 3, 2001. The Company had outstanding swap agreements with notional amounts totaling $92 million for the fiscal years ended 2002 and 2001 and $100 million for 2000. The Company's current swap agreements expire April 2004. These agreements have been matched to the Securitization Facility to reduce the impact of interest rate changes on cash flows. In fiscal 2003, the Company expects the amounts to be reclassified out of other comprehensive income to earnings to be immaterial to the financial statements.

F. Leases

The Company leases retail store properties and certain equipment. Generally, leases are net leases that require the payment of executory expenses such as real estate taxes, insurance, maintenance and other operating costs, in addition to minimum rentals. Leases for retail stores generally contain renewal or purchase options, or both, and generally provide for contingent rentals based on a percentage of sales.

Minimum annual rentals, for leases having initial or remaining noncancellable lease terms in excess of one year at February 1, 2003, are as follows:

	Operating Leases	Capital Leases
	(All dollar amounts in thousands)	
Fiscal Year		
2003	$ 25,052	$3,897
2004	24,680	$1,565
2005	24,261	813
2006	22,764	79
2007	21,401	24
Thereafter	160,854	
Minimum lease payments	$279,012	6,378
Imputed interest		726
Present value of net minimum lease payments		$5,652

	Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(All dollar amounts in thousands)		
Rent Expense			
Operating leases:			
Minimum	$25,412	$24,817	$25,474
Contingent	1,123	1,385	1,763
Total rent expense	$26,535	$26,202	$27,237

Assets acquired under capital leases are included in the consolidated balance sheets as property, while the related obligations are included in long-term obligations.

	February 1, 2003	February 2, 2002
	(All dollar amounts in thousands)	
Assets Held Under Capital Leases		
Buildings	$1,500	$ 3,442
Equipment	13,405	14,442
Accumulated depreciation and amortization	(5,268)	(5,376)
	$9,637	$12,508

G. Income Tax Provision (Benefit)

Income tax provision (benefit) consists of the following:

	Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(All dollar amounts in thousands)		
Current:			
Federal	$	$ 10	$
State and local	125	111	65
	125	121	65
Deferred:			
Net operating losses and tax credit carryforwards	2,627	2,228	(4,316)
Deferred income	(867)	(293)	1,024
Goodwill	(1,952)	(103)	(103)
Other	(1,659)	(2,035)	230
	(1,851)	(203)	(3,165)
Income tax benefit	$(1,726)	$ (82)	$(3,100)

Income statement classifications:

	Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(All dollar amounts in thousands)		
Current:			
Continuing operations	$ 821	$(82)	$(3,151)
Changes in accounting principles	(2,547)		
Discontinued operations	—	—	51
Total	$(1,726)	$(82)	$(3,100)

The following table summarizes the major differences between the actual income tax provision attributable to continuing operations and taxes computed at the federal statutory rates:

	February 1, 2003	February 2, 2002	February 3, 2001
	(All dollar amounts in thousands)		
Federal taxes computed at the statutory rate	$618	$(350)	$(3,442)
State and local taxes	125	111	65
Permanent items	78	157	226
Income tax provision (benefit) from continuing operations	$821	$ (82)	$(3,151)

Deferred income taxes consist of the following:

	February 1, 2003	February 2, 2002
	(All dollar amounts in thousands)	
Deferred tax assets:		
Net operating losses and tax credit carryforwards	$22,311	$24,938
Deferred income	1,272	405
Deferred compensation	1,483	1,576
Bad debts	1,226	1,045
Net unrealized loss on derivative financial instruments	1,380	2,156
Other	6,426	6,508
	34,098	36,628
Valuation allowance	(3,829)	(3,829)
Total deferred tax assets	30,269	32,799
Deferred tax liabilities	(3,236)	(6,246)
Net deferred tax asset	$27,033	$26,553
Included in the balance sheets:		
Other current assets	$ 7,728	$12,329
Other assets	19,305	14,224
Net deferred tax assets	$27,033	$26,553

Permanent items consist primarily of officers' life insurance and meals and entertainment expense and also included goodwill in Fiscal 2001 and 2000. The net operating loss carryforwards, tax credit carryforwards, and other deferred tax assets will result in future benefits only if the Company has taxable income in future periods. In accordance with SFAS No. 109, *Accounting for Income Taxes,* a valuation allowance has been recorded for the tax effect of a portion of the future tax deductions and tax credit carryforwards.

The federal net operating loss carryforward is approximately $56.0 million and is available to reduce federal taxable income through 2020. The tax credit carryforward is approximately $2.9 million, of which $632,000 will expire in 2009 and 2010, and the balance of which is an indefinite carryforward.

H. Employee Benefit Plans and Change in Accounting Method

A defined-contribution employee benefit plan (the "Benefit Plan") covers substantially all employees. Eligible employees can make contributions to the Benefit Plan through payroll withholdings of one to fifteen percent of their annual compensation. The Company may contribute to the Benefit Plan based on a percentage of compensation and on a percentage of earnings before income taxes. Contributions of $1.0 million, $1.4 million, and $1.1 million were recorded in fiscal 2002, 2001 and 2000, respectively, for the Company's match to the Benefit Plan.

Effective February 2, 2002, the Company terminated its Stock Purchase Plan, which provided for its employees to purchase Elder-Beerman common stock at a 15% discount. Employees could make contributions to the Stock Purchase Plan through payroll withholdings of one percent to ten percent of their annual compensation, up to a maximum of $25,000 per year. A total of 625,000 shares of common stock are registered and unissued under the Stock Purchase Plan.

In connection with the acquisition of Stone & Thomas in 1998, the Company assumed the liability for a supplementary pension plan that covers key executives of Stone & Thomas. The benefits are paid upon retirement, providing the employee is age 65 and has completed ten years of participation in the plan. The total liability for this plan recorded in the Company's consolidated balance sheet is $3.1 million and $2.8 million at February 1, 2003 and February 2, 2002, respectively. This unfunded liability was determined using an assumed discount rate of 5% and 6.5% for 2002 and 2001, respectively.

The Company also has a defined-benefit pension plan, which covered all full-time employees of Stone & Thomas upon completion of one year of service and the attainment of age 21. The defined benefit formula was based upon employees' years of service and earnings. Accrued benefits were frozen as of September 30, 1998, as part of the Company's plan of acquisition. During the fourth quarter of the fiscal year ended February 1, 2003, the Company approved the termination of the Stone & Thomas Plan. Subsequent to this decision, the Company changed its method of accounting for net unrecognized actuarial gains and losses associated with its defined benefit plans accounted for in accordance with SFAS No. 87, *Employers' Accounting for Pensions* to accelerate recognition of such gains and losses. The Company previously amortized cumulative net unrecognized gains and losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of pension plan assets over the average remaining service period of the plan participants. The Company changed its method to immediate recognition into income or expense of such net unrecognized actuarial gains and losses. The Company believes that this accelerated recognition method is a preferable method. As a result of this accounting change, during the fourth quarter of 2002, the Company recorded a pretax charge of $3.6 million related to the immediate recognition of losses arising in 2002 associated with this plan. Additionally, the cumulative effect of this change as of February 3, 2002 of $1.1 million net of tax has been recorded in the 2002 results of operations, retroactively to the first quarter, as a cumulative effect of change in accounting principle. The Company's funding policy is to contribute an amount annually that satisfies the minimum funding requirements of ERISA and that is tax deductible under the Internal Revenue Code.

Summary information for the Company's defined-benefit plan is as follows:

	February 1, 2003	February 2, 2002
	(All dollar amounts in thousands)	
Change in the projected benefit obligation:		
Projected benefit obligation at beginning of year	$(4,827)	$(5,008)
Interest cost	(338)	(363)
Actuarial loss	(2,701)	(38)
Benefits paid	576	582
Projected benefit obligation at end of year	(7,290)	(4,827)
Change in the plan assets:		
Fair value of plan assets at beginning of year	3,960	4,674
Actual loss on plan assets	(876)	(282)
Employer contributions	595	150
Benefits paid	(576)	(582)
Fair value of plan assets at end of year	3,103	3,960
Projected benefit obligation in excess of plan assets	(4,187)	(867)
Minimum pension liability	—	1,653
Net pension asset (liability)	$(4,187)	$ 786
Amounts recognized in the Company's balance sheets consist of:		
Other assets — pension asset	$ —	$ 786
Other current liabilities	(4,187)	(1,653)
Other assets — deferred tax asset		595
Accumulated other comprehensive loss		1,058
Benefit obligation discount rate	5.10%	7.00%

The components of net pension loss (income) are as follows:

	2002	2001	2000
	(All dollar amounts in thousands)		
Interest cost on projected benefit obligation	$ 338	$363	$372
Expected return on plan assets	(317)	(374)	(422)
Amortization of unrecorded net loss		76	22
Recognition of current year loss	3,894	—	—
Net periodic pension loss (income) before cumulative effect of change in accounting principle	3,915	65	(28)
Cumulative effect of change in accounting principle (before tax benefit of $595)	1,653	—	—
Total pension loss (income), including the cumulative effect of change in accounting principle	$5,568	$ 65	$(28)

In connection with the decision to terminate the plan, plan assets of approximately $3.1 million were transferred to money market funds on January 3, 2003. These assets were previously held in a trust and were invested primarily in equities and fixed income obligations. The expected long-term rate of return on plan assets used in determining net pension loss (income) was 2.0% in 2002 and 8% in 2001 and 2000.

I. Earnings Per Share

Net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding during the year. Stock options, restricted shares, deferred shares and warrants outstanding represent potential common shares and are included in computing diluted earnings per share when the effect is dilutive. Dilutive potential common shares for fiscal 2001 and 2000 were 133,457 and 120,790, respectively. There was no dilutive effect of potential common shares in fiscal 2001 and 2000. A reconciliation of the weighted average shares used in the basic and diluted earnings per share calculation is as follows:

	2002	2001	2000
Weighted average common shares outstanding — basic	11,377,965	11,320,646	13,598,485
Dilutive potential common shares:			
Stock options	12,853		
Restricted shares	39,806		
Deferred shares	18,575		
Weighted average shares — diluted	11,449,199	11,320,646	13,598,485

J. Shareholders' Equity

The Company has authorized 25 million no par common shares. In August 2000, the Company's Board of Directors authorized the repurchase of a targeted 3.3 million common shares at an aggregate repurchase price of $20 million through a self-tender. During fiscal 2000, a total of 3.5 million common shares were repurchased for $17.7 million. There were 0.9 million shares held in treasury at February 1, 2003 and February 2, 2002.

The Board of Directors has the authority to issue five million shares of preferred stock. At February 1, 2003, these shares are unissued.

Warrants of 624,522 are attached to shares outstanding of 624,522.

Under a Rights Agreement, each outstanding common share presently has one right attached that trades with the common share. Generally, the rights become exercisable and trade separately after a third party acquires 20% or more of the common shares or commences a tender offer for a specified percentage of the common shares. Upon the occurrence of certain additional triggering events specified in the Rights Agreement, each right would entitle its holder (other than, in certain instances, the holder of 20% or more of the common shares) to purchase common shares of the Company at an exercise price of 50% of the then-current common share market value. The rights expire on December 30, 2007, unless the Board of Directors takes action prior to that date to extend the rights, and are presently redeemable at $.01 per right.

K. Stock-Based Compensation

The Equity and Performance Incentive Plan (the "Incentive Plan") authorizes the Company's Board of Directors to grant restricted shares, stock options, appreciation rights, deferred shares, performance shares and performance units. Awards relating to 2,750,000 shares are authorized for issuance under this plan and awards related to 1,808,886 shares have been issued as of February 1, 2003.

Officers and key employees have been granted stock options under the Incentive Plan. The options granted have a maximum term of ten years and vest over a period ranging from three to five years. In fiscal 2002, 2001 and 2000, the Company has granted certain discounted stock options, in lieu of directors' fees, to outside directors with an exercise price less than the market price of the stock on the grant date.

The following table summarizes the Company's stock option activity:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	1,869,873	$6.88	1,850,263	$8.10	1,666,150	$10.81
Granted:						
Discounted	110,026	1.91	96,156	2.41	78,763	3.31
Undiscounted	58,000	2.93	353,500	3.02	592,500	3.48
Canceled	(647,401)	9.56	(430,046)	7.98	(487,150)	10.97
Outstanding at end of year	1,390,498	$5.07	1,869,873	$6.88	1,850,263	$ 8.10
Exercisable at year end	774,080	$6.33	927,816	$9.49	556,082	$10.86
Weighted-average fair value of stock options granted during the year using the Black-Scholes options — pricing model:						
Discounted		$2.00		$2.31		$ 3.50
Undiscounted		$2.20		$2.01		$ 2.63

	2002	2001	2000
Weighted-average assumptions used for grants:			
Expected dividend yield	0%	0%	0%
Expected volatility	80%	64%	79%
Risk-free interest rate	4.2%	4.9%	5.5%
Expected life	7 years	7 years	7 years

The following table shows various information about stock options outstanding at February 1, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
1.440 - 5.750	1,029,924	8.3	$ 3.09	458,106	$ 3.18
6.125 - 10.890	330,754	5.3	10.06	290,654	10.28
12.375 - 16.735	10,712	5.4	14.01	9,712	14.00
18.000 - 21.000	19,108	5.2	20.61	15,608	20.62
	1,390,498	7.5	$ 5.07	774,080	$ 6.33

The Incentive Plan provides for the issuance of restricted common shares to certain employees and nonemployee directors of the Company. These shares have a vesting period of three years. As of February 1, 2003, 143,625 restricted common shares are issued and outstanding under the plan. There were 33,966 and 88,538 shares awarded under this plan in fiscal 2002 and 2001, respectively. The fair value of the restricted shares awarded was $0.1 million and $0.3 million in fiscal 2002 and 2001, respectively, which is recorded as compensation expense over the three-year vesting period.

The Incentive Plan also provides for certain employees to elect to defer a portion of their compensation through the purchase of deferred shares. Each deferred share represents an employee's right to a share of the Company's common stock. As of February 1, 2003, 10,250 deferred shares are outstanding.

L. Discontinued Operations

In fiscal 1999, the Company sold its wholly-owned subsidiary, The Bee-Gee Shoe Corp. ("Bee-Gee") to Shoebilee, Inc. The company recorded a benefit of $0.1 million, net of tax, in 2000 relating to the finalization of the sale.

M. Asset Impairment and Other Expenses

On May 28, 2002 the Company announced that its executive vice president, chief financial officer, secretary and treasurer, left the Company to pursue other opportunities. He is entitled to his current base salary through the end of his employment agreement. The Company recorded a pre-tax expense of approximately $0.3 million in selling, general, administrative and other expenses during the second quarter of 2002 for his remaining salary and benefits payable. The liability of $0.1 million remaining at February 1, 2003 is payable in fiscal 2003.

The Company must periodically evaluate the carrying amount of its long-lived assets, when events and circumstances warrant such a review, to ascertain if any assets have been impaired. The carrying amount of long-lived assets is considered impaired when the anticipated undiscounted cash flows generated by the asset is less than its carrying amount. Because of the immaterial cash flow generation during fiscal year 2001 of the Department Store's Erie, PA location coupled with a sales decline during first quarter 2002, the Company performed a cash flow projection for that store location. Based on the cash flow projection, the Company determined that as of May 4, 2002, the carrying amount of the long-lived assets for that location were not recoverable and exceeded their fair value. Accordingly in the first quarter of 2002 the Company recorded a pre-tax impairment loss of $0.4 million in selling, general, administrative and other expenses to write-down that location's long-lived assets to their fair value.

On May 2, 2002 the Company announced its plan to close its Dayton, OH department store. During the year ended February 1, 2003 the Company recorded pre-tax costs of $0.8 million for excess inventory markdowns and $0.3 for severance and other costs in cost of merchandise sold, occupancy and buying expenses and selling, general, administrative and other expenses. The closing was completed on July 25, 2002.

On April 22, 2002 the Company announced the implementation of additional expense reduction initiatives. These initiatives eliminated 105 associate positions and resulted in recording a pre-tax loss of $0.7 million for severance in selling, general, administrative and other expenses. The liability of $0.1 million remaining at February 1, 2003 is payable in fiscal 2003.

The Company has for sale a building located in downtown Charleston, WV, which was recorded at its estimated fair market value. The Company has received a letter of intent from the state of West Virginia to purchase the building for less than the estimated fair market value, which the Company has accepted. Accordingly in the first quarter 2002, the Company recorded a pre-tax impairment of

$0.6 million in selling, general, administrative and other expenses to write-down the building to its revised fair value.

Effective December 31, 2001 (the "Retirement Date"), the Company's previous Chairman, President, and Chief Executive Officer retired and resigned from the Board of Directors. The Company entered into a Separation and Retirement Agreement (the "Separation Agreement") with him. The Separation Agreement superceded his Employment Agreement. Pursuant to the terms of the Separation Agreement, until the Retirement Date, he was entitled to his current base salary and benefits that would have been payable pursuant to the terms of his Employment Agreement. After the Retirement Date, the Company is required to pay (i) his current base salary of $660,000 per year for the period beginning with the Retirement Date and ending on December 31, 2004 (the "Retirement Period"). During the Retirement Period, he is entitled to medical benefits equivalent to those provided to him prior to the Retirement Date and the automobile benefit that he received prior to the Retirement Date. His options to purchase shares of common stock and restricted shares that are unvested as of the Retirement Date were forfeited. During fiscal 2001, the Company recorded pre-tax expense of $3.3 million for severance costs and expenses recorded for the search of a new chief executive in selling, general, administrative and other expenses. The liability of $1.4 million remaining at February 1, 2003 for severance and benefits is payable in 2003 and 2004.

On October 29, 2001, the Company was informed that Shoebilee, Inc. ("Shoebilee"), the company that purchased the assets of Bee-Gee, in January 2000, was in default under its lending agreement with its working capital lender (the "Working Capital Loan"). Shoebilee was also in default under the loan documents governing the amount Shoebilee owes the Company for the purchase of the Bee-Gee assets, as well as under an agreement pursuant to which the Company provides back office support services to Shoebilee (collectively, the "Company Agreements"). On December 21, 2001, Shoebilee filed for Chapter 11 bankruptcy protection. As a result of Shoebilee's default on the Company's agreements and bankruptcy filing, the Company recorded a pre-tax charge of $4.3 million in selling, general, administrative and other expenses in fiscal 2001. In addition, the Company has recorded a liability of $0.1 million at February 1, 2003, for guaranteed lease obligations of two Shoebilee, Inc. stores.

During fiscal 2000, the Company recorded a pretax charge of $15.9 million associated with the Company's new strategic plan announced in August 2000. The charges included $12.1 million for inventory costs included in cost of goods sold, occupancy and buying expenses and $3.8 million for severance costs and outside professional fees and expenses included in selling, general, administrative and other expenses. The severance costs related to the termination of 137 salaried and hourly employees, all of who left the Company before February 3, 2001. All severance costs have been paid as of February 1, 2003. Also in fiscal 2000, the Company recorded an asset impairment of $0.3 million in selling, general, administrative and other expenses for the value of the closed Wheeling store building. The Company determined the fair value of the building based on a real estate assessment.

The following is a summary related to the asset impairments and other expenses:

	2002	2001	2000
	(all dollar amounts in millions)		
Asset impairment — investment	$ —	$(0.6)	$(0.7)
Asset impairment — Charleston store	$ 0.6	$ —	$ —
Asset impairment — Wheeling store	$ —	$ —	$ 0.3
Asset impairment — Erie store	$ 0.4	$ —	$ —
Inventory costs	$ 0.8	$ —	$12.1
Severance and other costs:			
Balance at beginning of year	$ 0.5	$ 1.0	$ —
Charge recorded	1.4		3.8
Used for intended purpose	(1.7)	(0.5)	(2.8)
Balance at year end	$ 0.2	$ 0.5	$ 1.0
Executive retirement and other costs:			
Balance at beginning of year	$ 2.2	$ —	
Charge recorded		3.3	
Used for intended purpose	(0.8)	(1.1)	
Balance at year end	$ 1.4	$ 2.2	
Shoebilee charges	$ —	$ 4.3	

N. Commitments and Contingencies

Litigation — The Company is a party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. Management believes the outcome of any of the litigation matters will not have a material effect on the Company's results of operations, cash flows or financial position.

Insurance — The Company is self-insured for employee medical and workers' compensation, subject to limitations for which insurance has been purchased. Management believes that those claims reported and not paid and claims incurred, but not yet reported, are appropriately accrued.

O. Segment Reporting

Management assesses performance and makes operating decisions based on two reportable segments, Department Store and Finance Operations.

The Department Store segment is identified by the merchandise sold and customer base served. The Department Store segment sells a wide range of moderate to better brand merchandise, including women's ready to wear, accessories, cosmetics, men's, children's and home. The Company's retail stores are principally engaged in smaller Midwestern markets in Ohio, Indiana, Illinois, Michigan, Pennsylvania, Wisconsin, Kentucky, and West Virginia. Net sales by major merchandising category in the Department Store segment are as follows:

	2002	2001	2000
	(All dollar amounts in thousands)		
Merchandise Category			
Women's Ready to Wear and Intimate	$207,971	$211,123	$212,169
Accessories, Shoes and Cosmetics	161,576	156,481	156,854
Men's and Children's	132,942	141,954	150,933
Home Store	137,359	133,494	136,208
Total department store	$639,848	$643,052	$656,164

The Finance Operations segment is a private label credit card program operated by the Company through its wholly owned subsidiary, Chargit. Finance Operations segment revenues consist primarily of finance charges earned through issuance of Elder-Beerman proprietary credit cards. All phases of the credit card operation are handled by Chargit, except the processing of customer mail payments.

The following table sets forth information for each of the Company's segments. Reclassifications were made to the prior year's segment information to conform to the presentation used in fiscal year 2002. Segment revenues and operating profit were adjusted to reflect the elimination of transactions between the operating segments. This presentation reflects the current measure of segment profit or loss reviewed by management of the Company.

	2002	2001	2000
	(All dollar amounts in thousands)		
Department Store			
Revenues	$643,048	$646,243	$659,468
Depreciation and amortization	19,710	19,133	15,677
Operating profit (1)	6,046	4,740	7,935
Capital expenditures	8,261	19,047	23,459
Total assets	298,988	338,389	339,446

	2002	2001	2000
	(All dollar amounts in thousands)		
Finance Operations			
Revenues	$ 27,570	$ 27,273	$ 28,162
Depreciation and amortization	373	445	523
Operating profit (1)	15,034	15,539	18,186
Capital expenditures	75	47	12
Total assets	112,060	112,673	115,871

(1) Total segment operating profit is reconciled to earnings (loss) before income tax provision (benefit), discontinued operations and cumulative effect of changes in accounting principles as follows:

	2002	2001	2000
	(All dollar amounts in thousands)		
Segment operating profit	$21,080	$20,279	$26,121
Stone & Thomas defined benefit pension loss	(3,591)		
Asset impairment	(1,036)		
Chief executive officer retirement		(3,259)	
Shoebilee charges		(4,327)	
Strategic plan costs			(15,903)
Store closing costs	(1,039)		(6,059)
Interest expense	(11,299)	(13,574)	(13,014)
Severance and other	(2,349)	(121)	(1,120)
	$ 1,766	$(1,002)	$(9,975)

* * * * * *

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

(a) Directors

The information set forth under the caption "Election of Directors" in the Company's definitive proxy statement for its annual meeting of shareholders to be held June 5, 2003 is hereby incorporated by reference.

(b) Executive Officers

See Part I of the Form 10-K.

(c) Compliance with Section 16(a) of the Exchange Act

The information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement for its annual meeting of shareholders to be held June 5, 2003 is hereby incorporated by reference.

Item 11. *Executive Compensation*

The information set forth under the caption "Compensation of Executive Officers" in the Company's definitive proxy statement for its annual meeting of shareholders to be held June 5, 2003 is hereby incorporated by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information set forth under the caption "Security Ownership of Management and Certain Beneficial Owners" in the Company's definitive proxy statement for its annual meeting of shareholders to be held June 5, 2003 is hereby incorporated by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about Elder-Beerman's Common Stock that may be issued upon the exercise of options, warrants and rights under all of Elder-Beerman's existing equity compensation plan as of February 1, 2003.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1]	1,544,373	$4.567	941,115
Equity compensation plans not approved by security holders[2] ...	—	—	—
Total	1,544,373	$4.567	941,115

[1] The Elder-Beerman Stores Corp. Equity and Performance Incentive Plan was approved in December 1997 pursuant to the Third Amended Joint Plan of Reorganization, as amended of the Company, confirmed by an order entered by the United States Bankruptcy Court for the Southern District of Ohio, Western Division on December 16, 1997. On September 21, 2000, the Company's shareholders approved an amendment to the Plan which increased the number of shares of Common Stock to be issued under the Plan from 2,225,000 to 2,750,000 shares.

[2] The Company does not have any compensation plans that have not been approved by the Company's shareholders.

Item 13. *Certain Relationships and Related Transactions*

The information set forth under the caption "Certain Relationships and Related Transactions" in the Company's definitive proxy statement for its annual meeting of shareholders to be held June 5, 2003 is hereby incorporated by reference.

Item 14. *Disclosure Controls and Procedures*

Within the 90-day period prior to the filing of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the president, chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-14 and 15-d-14 of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, the president, chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the controls were evaluated.

PART IV

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) (1) *Financial Statements*

The following consolidated financial statements of The Elder-Beerman Stores Corp. and its subsidiaries are at Item 8 hereof.

Consolidated Balance Sheets —
February 1, 2003 and February 2, 2002.

Consolidated Statements of Operations —
Years ended February 1, 2003, February 2, 2002, and February 3, 2001.

Consolidated Statements of Shareholders' Equity —
Years ended February 1, 2003, February 2, 2002, and February 3, 2001.

Consolidated Statements of Cash Flows —
Years ended February 1, 2003, February 2, 2002, and February 3, 2001.

Notes to Consolidated Financial Statements.

(a) (2) *Financial Statement Schedules*

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the consolidated financial statements, are not required under the related instructions, or are inapplicable, and therefore have been omitted.

(a) (3) *Exhibits.*

See Index to Exhibits.

(b)*Reports on Form 8-K.*

During the quarter ended February 1, 2003, the Company filed one report on Form 8-K, dated December 11, 2002, reporting under Item 9 that the Company's chief executive officer and chief financial officer had executed certifications pursuant to Section 906 of Sarbanes-Oxley Act of 2002 relating to the Company's Form 10-Q for the quarter ended November 2, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE ELDER-BEERMAN STORES CORP.,
an Ohio corporation

Dated: April 18, 2003

By: /s/ EDWARD A. TOMECHKO

Edward A. Tomechko
Executive Vice President Chief Financial Officer, Treasurer and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated and on April 18, 2003.

Signature	Title
* Byron L. Bergren	Chief Executive Officer, Director (Principal Executive Officer)
* Edward A. Tomechko	Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer)
* Steven D. Lipton	Senior Vice President, Controller (Principal Accounting Officer)
* Mark F.C. Berner	Director
* Dennis S. Bookshester	Director
* Eugene I. Davis	Director
* Charles Macaluso	Director
* Steven C. Mason	Director
* Thomas J. Noonan, Jr.	Director
* Laura H. Pomerantz	Director

*	Director
Jack A. Staph	
*	Director
Charles H. Turner	

* The undersigned, pursuant to certain Powers of Attorney executed by each of the directors and officers noted above and previously filed or filed herewith contemporaneously with the Securities and Exchange Commission, by signing his name hereto, does hereby sign and execute this report on behalf of each of the persons noted above, in the capacities indicated.

Dated: April 18, 2003

By: /s/ EDWARD A. TOMECHKO

Edward A. Tomechko
Chief Financial Officer, Treasurer and Secretary

CERTIFICATIONS

I, Byron L. Bergren, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of The Elder-Beerman Stores Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 18, 2003

/s/ BYRON L. BERGREN

Byron L. Bergren
President and Chief Executive Officer

I, Edward A. Tomechko, Executive Vice President — Chief Financial Officer, Treasurer and Secretary, certify that:

1. I have reviewed this annual report on Form 10-K of The Elder-Beerman Stores Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 18, 2003

/s/ EDWARD A TOMECHKO

Edward A Tomechko
Executive Vice President — Chief Financial Officer, Treasurer and Secretary

INDEX TO EXHIBITS

(2) *Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession*

2.1 Third Amendment Joint Plan of Reorganization of The Elder-Beerman Stores Corp. and its Subsidiaries dated November 17, 1997. [Incorporated - Form 10, filed 11/26/97]

(3) *Amended Articles of Incorporation and By-Laws*

3.1 Amended Articles of Incorporation of The Elder-Beerman Stores Corp.*[Filed Herewith]*

3.2 Amended Code of Regulations of The Elder-Beerman Stores Corp. [Incorporated - Form 10-Q, filed 9/11/00]

(4) *Instruments Defining Rights of Security Holders, including Indentures*

4.1 Amended and Restated Credit Agreement, dated as of July 9, 2002, among The Elder-Beerman Stores Corp., as Borrower, the Lenders named therein, Citibank, N.A., as Issuer and Citicorp USA, Inc., as Agent and Swing Loan Bank. [Incorporated - Form 10-Q, filed 9/12/02]

4.2 Form of Registration Rights Agreement [Incorporated - Form 10, filed 11/26/97]

4.3 Rights Agreement, By and Between The Elder-Beerman Stores Corp. and Norwest Bank Minnesota, N.A., as Rights Agent dated as of December 30, 1997 [Incorporated - Form 8-A, filed 11/17/98]

4.4 Warrant Agreement By and Between Beerman-Pearl Holdings, Inc. and The Elder-Beerman Stores Corp. for 249,809 of the outstanding shares of common stock at an exercise price of $12.80 per share dated December 30, 1997 [Incorporated - Form 10-K, filed 4/30/98]

4.5 Warrant Agreement By and Between Beerman-Pearl Holdings, Inc. and The Elder-Beerman Stores Corp. for 374,713 of the outstanding shares of common stock at an exercise price of $14.80 per share dated December 30, 1997 [Incorporated - Form 10-K, filed 4/30/98]

4.6 Amendment No. 1 to the Rights Agreement, dated as of November 11, 1998 [Incorporated - Form 8-A, filed 11/17/98]

4.7 Elder-Beerman Master Trust Pooling and Servicing Agreement, dated December 30, 1997, Among The El-Bee Receivables Corporation, The El-Bee Chargit Corp. and Bankers Trust Company [Incorporated - Form 10/A-1, filed 1/23/98]

4.8 Elder-Beerman Master Trust Series 1997-1 Supplement, dated December 30, 1997, Among The El-Bee Receivables Corporation, The El-Bee Chargit Corp. and Bankers Trust Company [Incorporated - Form 10/A-1, filed 1/23/98]

4.9 Series 1997-1 Certificate Purchase Agreement, dated December 30, 1997, Among The El-Bee Receivables Corporation, Corporate Receivables Corporation, The Liquidity Providers Named Herein, CitiCorp North American, Inc. and Bankers Trust Company, as Trustee [Incorporated - Form 10/A-1, filed 1/23/98]

4.10 Elder-Beerman Master Trust Series 1997-1 Loan Agreement, dated as of December 30, 1997, Among The El-Bee Receivables Corporation, The El-Bee Chargit Corp., Bankers Trust Company, The Collateral Investors Parties Hereto and CitiCorp North America, Inc. [Incorporated - Form 10/A-1, filed 1/23/98]

4.11 Intercreditor Agreement dated as of December 30, 1997, By and Among Citicorp North America, Inc., The El-Bee Receivables Corporation, The El-Bee Chargit Corporation, The Elder-Beerman Stores Corp., Bankers Trust Company and Citicorp USA, Inc. [Incorporated - Form 10/A-1, filed 1/23/98]

4.12 Parent Undertaking Agreement dated as of December 30, 1997, Among The Elder-Beerman Stores Corp. and Bankers Trust Company [Incorporated - Form 10/A-1, filed 1/23/98]

4.13 Purchase Agreement, dated as of December 30, 1997, Among The El-Bee Chargit Corp., and The El-Bee Receivables Corporation, [Incorporated - Form 10/A-1, filed 1/23/98]

4.14 Purchase Agreement, dated as of the December 30, 1997, Among The Elder-Beerman Stores Corp., as Seller, and The El-Bee Chargit Corp., [Incorporated - Form 10/A-1, filed 1/23/98]

4.15 The El-Bee Receivables Corporation Subordinated Note Between The El-Bee Receivables Corporation and The El-Bee Chargit Corp., dated December 30, 1997 [Incorporated - Form 10/A-1, filed 1/23/98]

4.16 Borrower Pledge Agreement, dated December 30, 1997, Made by The Elder-Beerman Stores Corp. to Citibank, N.A. [Incorporated - Form 10/A-1, filed 1/23/98]

4.17 Chargit Pledge Agreement, dated December 30, 1997, Made By The El-Bee Chargit Corp. to Citibank, N.A. [Incorporated - Form 10/A-1, filed 1/23/98]

4.18 Subsidiary Guaranty, dated December 30, 1997. Made by The El-Bee Chargit Corp., [Incorporated - Form 10/A-1, filed 1/23/98]

4.19 Subsidiary Guaranty, dated December 30, 1997, Made by The Bee-Gee Shoe Corp. [Incorporated - Form 10/A-1, filed 1/23/98]

4.20 Letter Agreement, dated December 30, 1997, Re: Assignment of Account By and Among The Elder-Beerman Stores Corp, CitiCorp USA, Inc., and Bankers Trust Company [Incorporated - Form 10/A-1, filed 1/23/98]

4.21 Amended and Restated Security Agreement, dated July 27, 1998, Made By The Elder-Beerman Stores Corp., Elder-Beerman West Virginia, Inc., The El-Bee Chargit Corp., and The Bee-Gee Shoe Corp. in favor of CitiCorp USA, Inc. [Incorporated - Form S-1, filed 6/22/98]

4.22 Elder-Beerman West Virginia, Inc. Guaranty, dated July 27, 1998, Made by Elder-Beerman West Virginia, Inc. in favor of the Guaranteed Parties [Incorporated - Form S-1, filed 6/22/98]

4.23 Amendment No. 1 to The Elder-Beerman Master Trust Series 1997-1 Supplement, dated as of November 25, 1998, Among The El-Bee Receivables Corporation, The El-Bee Chargit Corp. and Bankers Trust Company [Incorporated - Form 10-K, filed 4/27/00]

4.24 Amendment No. 2 to The Elder-Beerman Master Trust Series 1997-1 Supplement, dated as of November 24, 1999, Among The El-Bee Receivables Corporation, The El-Bee Chargit Corp. and Bankers Trust Company [Incorporated - Form 10-K, filed 4/27/00]

4.25 Amendment No. 1 to The Series 1997-1 Certificate Purchase Agreement, dated as of November 25, 1998, Among The El-Bee Receivables Corporation, Corporate Receivables Corporation, The Liquidity Providers Named Therein, Citicorp North America Inc. and Bankers Trust Company [Incorporated - Form 10-K, filed 4/27/00]

4.26 Guaranty, dated December 30, 1999, Made by Elder-Beerman Holdings, Inc., Elder-Beerman Operations, LLC and Elder-Beerman Indiana, L.P. [Incorporated - Form 10-K, filed 4/27/00]

4.27 Amendment No. 1 to The Elder-Beerman Master Trust Pooling and Servicing Agreement, dated as of May 19, 2000, among The El-Bee Receivables Corporation, The El-Bee Chargit Corp. and Bankers Trust Company [Incorporated - Form 10-Q, filed 6/13/00]

4.28 Elder-Beerman Master Trust Series 2000-1 Supplement, dated as of May 19, 2000, among the El-Bee Receivables Corporation, as Transferor, The El-Bee Chargit Corp., as Servicer, and Bankers Trust Company, as Trustee [Incorporated - Form 10-Q, filed 6/13/00]

4.29 Series 2000-1 Certificate Purchase Agreement, dated May 19, 2000, among the El-Bee Receivables Corporation, as Seller, the Conduit Purchasers Named Therein, the Committed Purchasers Named Therein, the Managing Agents Named Therein, Citicorp North America, Inc., as Program Agent for the Purchasers and Bankers Trust Company, as Trustee [Incorporated - Form 10-Q, filed 6/13/00]

4.30 Intercreditor Agreement, dated May 19, 2000, among Citicorp North America, Inc., as Program Agent, The El-Bee Receivables Corporation, as Transferor, The El-Bee Chargit Corp., as Originator and Servicer, The Elder-Beerman Stores Corp., as Originator and Servicer, The Elder-Beerman Stores Corp., as Borrower and Originator, Bankers Trust Company, as Trustee and Citicorp USA, Inc., as Bank Agent [Incorporated - Form 10-Q, filed 6/13/00]

4.31 Amendment No. 1 to The Elder-Beerman Master Trust Series 2000-1 Supplement, dated July 9, 2002 ***[Filed Herewith]***

4.32 Amendment No. 1 to the Series 2000-1 Certificate Purchase Agreement, dated July 9, 2002 *[Filed Herewith]*

(10) *Material Contracts*

10.1 Severance Agreement, dated as of June 10, 2002, by and between The Elder-Beerman Stores Corp. and Edward A. Tomechko. [Incorporated - Form 10-Q, filed 9/12/02]

10.2 The Elder-Beerman Stores Corp. Equity and Performance Incentive Plan, as amended and restated as of September 21, 2000 [Incorporated - Proxy Statement, filed 8/21/00]

10.3 Form of Restricted Stock Agreement for Non-Employee Director [Incorporated - Form 10, filed 11/26/97]

10.4 Form of Restricted Stock Agreement [Incorporated - Form 10, filed 11/26/97]

10.5 Form of Deferred Shares Agreement [Incorporated - Form 10, filed 11/26/97]

10.6 Form of Nonqualified Stock Option Agreement for Non-Employee Director [Incorporated - Form 10, filed 11/26/97]

10.7 Form of Nonqualified Stock Option Agreement [Incorporated - Form 10, filed 11/26/97]

10.8 Amended and Restated Employment Agreement, dated as of December 30, 1997, Between The Elder-Beerman Stores Corp. and James M. Zamberlan [Incorporated - Form 10-K, filed 4/22/99]

10.9 Employment Agreement Between The Elder-Beerman Stores Corp. and Steven D. Lipton, dated December 30, 1997 [Incorporated - Form 10-K, filed 4/30/98]

10.10 Modification Agreement, dated June 15, 2001, between The Elder-Beerman Stores Corp. and Steven D. Lipton [Incorporated - Form 10-Q, filed 9/13/01]

10.11 Employment Agreement, dated January 23, 2002, by and between the Company and Byron Bergren [Incorporated — Form 10-K, filed 4/19/02]

10.12 Form of Director Indemnification Agreement made by and between The Elder Beerman Stores corp. and a director of the Company (previously filed as Exhibit 10(f) to the Form 10 and incorporated herein by reference) [Incorporated - Form 10, filed 11/26/97]

10.13 Form of Director and Officer Indemnification Agreement made by and between The Elder-Beerman Stores Corp. and a director and an officer of the Company [Incorporated - Form 10, filed 11/26/97]

(18) *Letter re Change in Accounting Principles*

18.1 Letter dated March 20, 2003 from Deloitte & Touche LLP to the Company *[Filed Herewith]*

(21) *Subsidiaries of Registrant*

21.1 List of Subsidiaries of Registrant *[Filed Herewith]*

(23) *Consents of Experts and Counsel*

23.1 Consent of Deloitte & Touche LLP *[Filed Herewith]*

(24) *Powers of Attorney*

24.1 Power of Attorney of persons who have executed this Report pursuant to a power of attorney *[Filed Herewith]*

(99) *Additional Exhibits*

99.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *[Filed Herewith]*

99.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *[Filed Herewith]*

"Incorporated" means incorporated herein by reference from a previous filing with the Commission.

"*" indicates that Exhibit relates to indebtedness that does not exceed 10% of the Company's total assets and is not being filed, but will be furnished to the Commission upon request.

Board of Directors

Steven C. Mason
Non-Executive Chairman, The Elder-Beerman Stores Corp.

Byron L. Bergren
President and Chief Executive Officer
The Elder-Beerman Stores Corp.

Mark F. C. Berner
Managing Partner, SDG Resources, L.P.

Dennis S. Bookshester
Chairman, Illinois Racing Board

Eugene I. Davis
Chairman and Chief Executive Officer, Pirinate Consulting Group, L.L.C.

Charles Macaluso
Principal, Dorchester Capital Advisors

Thomas J. Noonan, Jr.
Chairman and Chief Executive Officer, Coppergate Group

Laura H. Pomerantz
President, LHP Consulting and Management

Jack A. Staph
Private Investor and Practice of Law
Former Senior Vice President,General Counsel and Secretary
Revco D.S., Inc.

Charles H. Turner
Senior Vice President of Finance, Chief Financial Officer and Treasurer
Pier 1 Imports, Inc.

Executive Officers

Byron L. Bergren
President and Chief Executive Officer

Edward A. Tomechko
Executive Vice President - Chief Financial Officer, Treasurer & Secretary

James M. Zamberlan
Executive Vice President - Stores

Steven D. Lipton
Senior Vice President - Controller

Senior Operating Management

Dennis R. Clouser
Senior Vice President - Human Resources

Debra S. Edwards
Senior Vice President - Marketing

James A. Lance
Senior Vice President - Information Systems

James R. Rawlins
Senior Vice President - Logistics

Susan B. Ryckman
Senior Vice President - General Merchandise Manager

Mark M. Zwerner
Senior Vice President - General Merchandise Manager

Mike Azad
Vice President - Merchandise Planning & Allocation

board of

Safe Harbor Statement:

This Annual Report may contain "forward-looking statements," including predictions of future operating performance, events or developments such as our future sales, profits, expenses, income and earnings per share. In addition, words such as "expects," "anticipates," "intends," "plans," "believes," "hopes," and "estimates," and variations of such words and similar expressions, are intended to identify forward-looking statements.

Because forward-looking statements are based on a number of beliefs, estimates and assumptions by management that could ultimately prove inaccurate, there is no assurance that forward-looking statements will prove to be accurate. Many factors could materially affect our actual future operations and results. Factors that could materially affect performance include the following: increasing price and product competition; fluctuations in consumer demand and confidence, especially in light of current general economic conditions; the availability and mix of inventory; fluctuations in costs and expenses; consumer response to the Company's merchandising strategies, advertising, marketing and promotional programs; the timing and effectiveness of new store openings, particularly its new stores opened in Spring Season 2002 (Coldwater, MI) and opening Spring Season 2003; weather conditions that affect consumer traffic in stores; the continued availability and terms of bank and lease financing and trade credit; the outcome of pending and future litigation; consumer debt levels and paydown rates on consumer debts, including amounts owed to the Company; the impact of any new consumer bankruptcy laws; and inflation and interest rates and the condition of the capital markets. National security threats and U.S. involvement in Iraq could magnify some of those factors.

Elder-Beerman undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Stock Exchange Listing

The company's common stock trades on the NASDAQ Stock Market under the symbol EBSC.

Investor Relations

Gloria H. Siegler
Manager, Investor Relations
and Corporate Communications
(937) 296-7339

Transfer Agent

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716

Independent Auditors

Deloitte & Touche, LLP

Corporate Counsel

Thompson Hine, LLP

Corporate Headquarters

The Elder-Beerman Stores Corp.
3155 El-Bee Road
Dayton, Ohio 45439
(937) 296-2700







Elder-Beerman

Corporate Offices
The Elder-Beerman Stores Corp.
3155 El-Bee Road, Dayton, Ohio 45439
(937) 296-2700

Website
www.elder-beerman.com